HypoVereinsbank

Member of UniCredit Group

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC12 - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

SEC MAIL PROCESSING SECTION RECEIVED JUN 01 2006 WASHINGTON

Munich, May 17th, 2006

Re: ~~Bayerische Hypo- und Vereinsbank~~ AG („HypoVereinsbank")
File No. 82-3777 Bayerische Hypotheken Und Wechsel Bank

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated May 11th, 2006 commenting on the results for the first quarter of 2006
- Interim Report at March 31, 2006

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: Susan Eckenberg
Name: Susan Eckenberg
Title: IR Manager

By: Richard Speich
Name: Richard Speich
Title: IR Manager

06013986

Enclosure

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

dlw 6/2

INVESTOR RELATIONS RELEASE MAY 11, 2006

Results for the first quarter of 2006: HVB Group with a strong start into the new fiscal year

- **Operating profit (€976 million) increases 84.8% year-on-year in Q1 2006**
  - **Operating revenues up 22.3%: Net interest income improved to €1,506 million, net commission income (€972 million) clearly increases, excellent trading result (€508 million)**
  - **Loan-loss provisions (€330 million) in line with the prior-year level, as expected**
  - **Administrative expenses (€1,691 million) slightly above plan, stable on an adjusted basis**
- **Pre-tax profit (€1,081 million) and consolidated profit (€651 million) nearly doubled**
- **Return on equity after taxes: 22.8%, cost-income ratio: 56.4%**

<u>Overview</u>

In the first three months of 2006, HVB Group recorded excellent financial performance. The operating profit increased by about 85%, and pre-tax profit and consolidated profit both exceeded their prior-year levels by more than 90%. The results of the final quarter of 2005 (after adjustment for restructuring costs and additional loan-loss provisions) were exceeded to an even more significant extent. The consolidated profit generated in the first quarter of 2006 already corresponds to more than half of the adjusted consolidated profit of the entire previous year.

The excellent quarterly result was based on an extraordinarily strong underlying trend in the operating business. High revenue gains were generated on a year-on-year basis, mainly driven by above-average momentum in commission and trading income. Administrative expenses were slightly above budget, but unchanged versus their prior-year level on an adjusted basis. As expected, loan-loss provisions were in line with the prior-year level. The target of a significantly improved cost-income ratio in full-year 2006 was more than achieved in the first three months.

HVB Group succeeded in improving its return on equity after taxes noticeably compared to the already strong levels recorded in full-year 2005.

Dr. Wolfgang Sprissler, Board Spokesman of HVB: "We have seen an excellent start into the new fiscal year. Our operating performance surpassed our high expectations. Although we do not expect this earnings momentum to continue with the same intensity in subsequent quarters, we are confident that we will make another major step forward in our efforts to enhance our profitability and efficiency this year."

Detailed breakdown of the results:

With €1,506 million, net interest income exceeded the prior-year level of €1,404 million by 7.3%, also because of first-time consolidation effects and private-equity profits and interest income from a previously written-off account. In this context, the strategically intended volume reduction in real estate finance and volume contractions resulting from a continued intensification of risk-adjusted pricing were more than offset. As a result, net interest income was more or less in line with the level recorded in the fourth quarter of 2005 (€1,520 million), which was favored by private-equity profits and dividend payments. The interest margin on the basis of the average on-balance-sheet risk-weighted assets in accordance with the German Banking Act (KWG) rose to 3.01% and thus exceeded the level recorded in the first three months of the previous year (2.75%).

Net commission income stood at €972 million, exceeding the result of the first quarter of 2005 (€757 million) by 28.4%. In this context, an excellent securities business including the successful sale of innovative financial products made a key contribution. All other service lines saw favorable trends, too. The high net commission income of the last quarter of 2005 (€859 million) was thus exceeded by 13.2%.

In a bullish capital market environment, the trading result came to €508 million - the hitherto highest quarterly figure recorded in the history of HVB Group. The already strong prior-year level of €322 million was surpassed by 57.8%, and the result of the final quarter of 2005 (€225 million) was more than doubled. Apart from a higher contribution from interest and currency-related transactions, above-average strong performance in price-related transactions played a key role in this increase.

The balance of other operating income and expenses amounted to €11 million, up from €-32 million in the previous year, and €-133 million in the previous quarter. With €2,997 million, total

operating revenues recorded an increase of 22.3% versus the previous year (€2,451 million) and 21.3% compared to the last quarter of 2005 (€2,471 million).

Administrative expenses of €1,691 million were 5.7% above the level recorded in the first quarter of 2005 (€1,600 million) and thus slightly above budget. However, this is largely due to first-time-consolidation and currency effects and higher provisions for performance related payments in the Corporates & Markets segment. Thanks to stringent cost control, administrative expenses excluding first-time-consolidation and currency effects were in line with the level recorded in the first quarter of 2005. Compared to the last quarter of the previous year (€1,736 million), which was burdened by a number of non-recurrent effects, administrative expenses declined by 2.6%. The substantial increase in operating revenues resulted in a significant improvement in the cost-income-ratio, to 56.4%, at the end of March 2006 (at March 31, 2005: 65.3%).

For full-year 2006, loan-loss provisions of approximately €1.3 billion are expected, which corresponds to a pro-rata share of €330 million for the first three months. This more or less matches the prior-year level (€323 million), but is noticeably below the figure recorded in the fourth quarter of 2005, which was burdened by conservative valuation measures in particular.

With €976 million, the operating profit increased considerably, by 84.8%, versus the first quarter of 2005 (€528 million) and almost tripled compared to the adjusted operating profit of the final quarter (€345 million). In the first three months of the current year, HVB Group thus succeeded in noticeably accelerating the sustained improvement in operating results recorded in the last two fiscal years. In the first quarter of 2006, HVB Group already generated about 50% of the adjusted operating profit recorded in 2005 as a whole.

Net income from investments, which above all includes gains from the disposal of shares in Babcock & Brown Limited (€55 million), amounted to €109 million. In accordance with IFRS 3, regular amortization of goodwill has been discontinued since January 1, 2005. Non-scheduled impairments were not necessary in the first quarter of 2006. The balance of other income and expenses improved due to the inclusion of the HVB Immobilien subgroup in the consolidated HVB Group and the ensuing absence of absorbed losses to €-4 million.

Pre-tax profit stood at €1,081 million after the first three months, which corresponds to an increase of 91.3% versus the first quarter of 2005 (€565 million) and was three times as high as the adjusted figure of the fourth quarter of 2005 (€358 million). On the basis of a tax rate of approx. 25% anticipated for full-year 2006, profit after taxes (€798 million) almost doubled compared to the prior-year level (€405 million). The increase in minority interests to €147 million is largely due to the continued strong performance of the BA-CA Group. HVB Group generated a

consolidated profit of €651 million in the first three months, which exceeded the figure of €336 million recorded in the comparable prior-year period by 93.8% and the adjusted consolidated profit of the last quarter of 2005 (€238 million) by 173.5%.

HVB Group's return on equity before taxes improved from 16.2% (at March 31, 2005) to 29.6%, while its return on equity after taxes climbed from 11.8% (at March 31, 2005) to 22.8%.

With the results of the first quarter of 2006, which were distinguished by strong operating revenues, HVB Group significantly exceeded its targets not only in terms of revenues, but also with respect to the cost-income ratio and the return on equity. It sees itself well on track towards realizing its full-year targets for 2006, although it cannot be expected that revenues will stabilize at the first-quarter level in the remainder of the year.

Segment reporting

On a year-on-year basis, all three operating business segments recorded significant advances in their operating profit. The individual business segments made the following contributions to the bank's operating profit of €976 million:

Germany	€288 million
Austria & CEE	€309 million
Corporates & Markets	€499 million
Real Estate Restructuring	€-7 million

The increase in revenues of 7.6% in the Germany business segment, which was driven by the pleasing trend in net commission income, was accompanied by a pronounced decline in administrative expenses by 6.7%. This resulted in a significant improvement in the cost-income ratio, to 55.5%, and operating profit went up 41.9%. While the strong performance of the corporate customer business was enhanced further, the operating profit of the private customer business increased by a factor of five. The Austria & CEE business segment recorded an increase in operating profit of 52.2%. Operating revenues expanded 18.1%, while administrative expenses increased at a decidedly lower rate of 9.6%. The revenue and cost trend of this business segment was again significantly shaped by profitable business expansion in Central and Eastern Europe. The cost-income ratio improved to 60.1%. The operating profit of Corporates & Markets increased by 124.8%. Although costs went up 19.7%, this was clearly outpaced by the 53.6% increase in revenues attributable to the excellent trading result. The cost-income ratio improved to 41.7%.

With €-7 million, the Real Estate Restructuring (RER) segment posted a slightly negative operating profit. In the first quarter, the portfolio was reduced by a further €0.3 billion through in-house workout activities. Including the two announced sales transactions, the total portfolio volume had already been reduced by more than 50% at the end of March 2005.

Risk-weighted assets and capital ratios

At March 31, 2006, risk-weighted assets compliant with the German Banking Act (KWG) amounted to €231.7 billion (€232.5 billion at December 31, 2005). The core capital ratio in accordance with KWG stood at 7.4% (7.3% at December 31, 2005); the equity funds ratio came to 10.5% (10.6% at December 31, 2005).

Initial application of IAS 19.93A

HVB Group has exercised the new option in the revised IAS 19.93A "Employee benefits" permitting unrealized gains or losses to be carried in shareholders' equity outside the profit or loss for the period. The comparative prior year figures and the statement of changes in shareholders'equity have been adjusted accordingly. Unrealized actuarial losses of €1,372 million have been charged directly to shareholders' equity together with the related deferred tax assets of €400 million. Thus the change of method has resulted in a reduction of €972 million in theshareholders' equity reported at December 31, 2005; €166 million of this total is attributable to minority interest. The reserves have increased by €1,108 million, this being the balance of the unrealized actuarial loss (€1,372 million) and the capitalized excess cover for plan assets (€264 million). Investments (excess cover for plan assets) have declined by €264 million accordingly.

The interim report for the first quarter of 2006 will be made available for download on our website at http://www.hvb.com/ir. An analyst presentation can be downloaded from our website.

Financial Highlights

	1/1/-3/31/2006	1/1/-3/31/2005
Key indicators (in %)		
Return on equity after taxes	22.8	11.8[1)]
Return on equity before taxes	29.6	16.2[1)]
Cost-income ratio (based on operating revenues)	56.4	65.3
Earnings	**1/1/-3/31/2006**	**1/1/-3/31/2005**
Operating profit (in € million)	976	528
Profit/loss from ordinary activities/Pre-tax profit (in € million)	1,081	565
Profit/loss (in € million)	651	336
Earnings per share (in €)	0.87	0.45
Balance sheet figures (in € billion)	**3/31/2006**	**12/31/2005**
Total assets	498.2	493.7 [1)]
Total lending volume	330.3	332.6
Shareholders' equity	16.3	15.4 [1)]
Key capital ratios compliant with KWG	**3/31/2006**	**12/31/2005 [2)]**
Core capital (in € billion)	17.1	17.1
Equity funds (in € billion)	25.6	26.0
Risk assets (in € billion)	231.7	232.5
Core capital ratio (in %)	7.4	7.3
Equity funds ratio (in %)	10.5	10.6
Share information	**1/1/-3/31/2006**	**2005**
Share price		
Reporting date (in €)	27.24	25.61
High (in €)	28.55	26.85
Low (in €)	25.52	16.30
Market capitalization, reporting data (in € billion)	20.4	19.2
	3/31/2006	**12/31/2005**
Employees	62,696	61,251
Branch offices	2,461	2,316

1) Prior year figures adjusted to reflect application of the modified IAS 19

2) As per approved financial statements

Income statement from January 1 to March 31, 2006

in € million	1/1/-3/31/ 2006	1/1/-3/31/ 2005	Change in € m	Change in %
Interest income	4,367	4,209	+ 158	+ 3.8
Interest expenses	2,861	2,805	+ 56	+ 2.0
Net interest income	1,506	1,404	+ 102	+ 7.3
Provisions for losses on loans and advances	330	323	+ 7	+ 2.2
Net interest income after provisions for losses on loans and advances	1,176	1,081	+ 95	+ 8.8
Commission income	1,155	903	+ 252	+ 27.9
Commission expenses	183	146	+ 37	+ 25.3
Net commission income	972	757	+ 215	+ 28.4
Trading profit	508	322	+ 186	+ 57.8
Administrative expenses	1,691	1,600	+ 91	+ 5.7
Balance of other operating income and expenses	11	(32)	+ 43	
Operating profit	**976**	**528**	**+ 448**	**+ 84.8**
Net income from investments	109	74	+ 35	+ 47.3
Amortization of goodwill	--	--	--	--
Balance of other income and expenses	(4)	(37)	+ 33	+ 89.2
Profit from ordinary activities/ Pre-tax profit	**1,081**	**565**	**+ 516**	**+ 91.3**
Taxes on income	283	160	+ 123	+ 76.9
Net profit	**798**	**405**	**+ 393**	**+ 97.0**
Minority interests in net income	(147)	(69)	(78)	>- 100.0
Profit/loss	**651**	**336**	**+ 315**	**+ 93.8**

Consolidated balance sheet as of March 31, 2006

ASSETS **in € million**	**3/31/2006**	**12/31/2005**	**Change** **in € m**	**in %**
Cash reserves	5,686	7,757	(2,071)	- 26.7
Assets held for trading purposes	98,614	103,519	(4,905)	- 4.7
Placements with, and loans and advances to, other banks	72,487	57,229	+ 15,258	+ 26.7
Loans and advances to customers	271,071	274,643	(3,572)	- 1.3
Write-downs on loans and advances	(12,138)	(12,511)	+ 373	+ 3.0
Investments	44,547	45,419	(872)	- 1.9
Property, plant and equipment	2,796	2,723	+ 73	+ 2.7
Intangible assets	2,764	2,776	(12)	- 0.4
Income tax assets	3,366	3,291	+ 75	+ 2.3
Other assets	5,654	5,573	+ 81	+ 1.5
Disposal group held for sale	3,392	3,240	+ 152	+ 4.7
TOTAL ASSETS	**498,239**	**493,659**	**+ 4,580**	**+ 0.9**

Consolidated balance sheet as of March 31, 2006

SHAREHOLDERS' EQUITY AND LIABILITIES in € million	3/31/2006	12/31/2005	Change in € m	Change in %
Deposits from other banks	115,127	113,739	+ 1,388	+ 1.2
Amounts owed to other depositors	159,779	158,421	+ 1,358	+ 0.9
Promissory notes and other liabilities evidenced by paper	109,176	105,982	+ 3,194	+ 3.0
Liabilities held for trading purposes	60,425	63,638	(3,213)	- 5.0
Provisions	5,981	5,672	+ 309	+ 5.4
Income tax liabilities	1,984	1,891	+ 93	+ 4.9
Other liabilities	10,222	9,406	+ 816	+ 8.7
Subordinated capital	17,269	17,612	(343)	- 1.9
Liabilities held for sale [1]	2,002	1,887	+ 115	+ 6.1
Shareholders' equity	16,274	15,411	+ 863	+ 5.6
Shareholders' equity attributable to shareholders of HVB AG	12,987	12,358	+ 629	+ 5.1
Subscribed capital	2,252	2,252	0	0
Additional paid-in capital	9,125	9,128	(3)	0,0
Retained earnings	31	58	(27)	- 46.6
Change in valuation of financial instruments	737	729	+ 8	+ 1.1
AfS reserve	1,075	871	+ 204	+ 23.4
Hedge reserve	(338)	(142)	(196)	>- 100.0
Consolidated profit/loss 2005	191	191	0	0
Profit/loss/ 1/1/-3/31/	651	0	+ 651	>+ 100.0
Minority interests	3,287	3,053	+ 234	+ 7.7
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**498,239**	**493,659**	**+ 4,580**	**+ 0.9**

[1] Excluding internal funding

Income statement by business segment from January 1 to March 31, 2006

in € million	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Net interest income						
1/1/ - 3/31/2006	662	631	282	21	(90)	1,506
1/1/ - 3/31/2005	663	548	224	32	(63)	1,404
Provisions for losses on loans and advances						
1/1/ - 3/31/2006	201	110	19	--	--	330
1/1/ - 3/31/2005	164 [1)]	110	47	--	2	323
Net commission income						
1/1/ - 3/31/2006	433	411	132	1	(5)	972
1/1/ - 3/31/2005	364	322	68	2	1	757
Trading profit (loss)						
1/1/ - 3/31/2006	1	13	465	--	29	508
1/1/ - 3/31/2005	--	18	304	--	--	322
General administrative expenses						
1/1/ - 3/31/2006	610	630	370	32	49	1,691
1/1/ - 3/31/2005	654	575	309	23	39	1,600
Balance of other operating income and expenses						
1/1/ - 3/31/2006	3	(6)	9	3	2	11
1/1/ - 3/31/2005	(6)	--	(18)	(1)	(7)	(32)
Operating profit (loss)						
1/1/ - 3/31/2006	288	309	499	(7)	(113)	976
1/1/ - 3/31/2005	203	203	222	10	(110)	528

1) ¼ of 2005 (excl. additional loan-loss provisions) amounts to €213 million

in € million	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Net income from investments						
1/1/ - 3/31/2006	(6)	--	55	(5)	65	109
1/1/ - 3/31/2005	--	13	41	--	20	74
Amortization of goodwill						
1/1/ - 3/31/2006	--	--	--	--	--	--
1/1/ - 3/31/2005	--	--	--	--	--	--
Balance of other income and expenses						
1/1/ - 3/31/2006	(1)	--	(1)	(1)	(1)	(4)
1/1/ - 3/31/2005	(1)	--	--	(33)	(3)	(37)
Profit/loss from ordinary activities/Pre-tax profit						
1/1/ - 3/31/2006	281	309	553	(13)	(49)	1,081
1/1/ - 3/31/2005	202	216	263	(23)	(93)	565
of which: Bank Austria-Creditanstalt Group						
1/1/ - 3/31/2006	--	309	75	--	2	386
1/1/ - 3/31/2005	--	216	42	--	(14)	244

Income statement by business unit Germany business segment

in € million	Private Customers	Corporate Customers and Professionals	Real Estate	Consolida-tion	Germany Business Segment Total
Operating revenues					
3/31/2006	538	458	104	(1)	1,099
3/31/2005	470	435	116	--	1,021
Loan-loss provisions					
3/31/2006	54	90	57	--	201
3/31/2005	39 [1]	78 [1]	47 [1]	--	164
General administra-tive expenses					
3/31/2006	374	201	36	(1)	610
3/31/2005	410	203	41	--	654
Operating profit (loss)					
3/31/2006	110	167	11	--	288
3/31/2005	21	154	28	--	203
Cost-income ratio					
3/31/2006	69.5%	43.9%	34.6%	--	55.5%
3/31/2005	87.2%	46.7%	35.3%	--	64.1%

1) ¼ of 2005 (excl. additional loan-loss provisions) for Private Customers amounts to €55 million, for Corporate Customers and Professionals to €82 million and for Real Estate to €76 million

Austria/CEE business segment

in € million	Private Customers/ Austria	SME/ Austria	Large Corporates/ Real Estate	CEE	Consolida-tion	Austria/ CEE Business Segment Total
Operating revenues						
3/31/2006	303	153	140	453	--	1,049
3/31/2005	289	142	121	336	--	888
Loan-loss provisions						
3/31/2006	25	43	3	39	--	110
3/31/2005	23	37	14	36	--	110
General administrative expenses						
3/31/2006	236	87	69	238	--	630
3/31/2005	226	91	66	192	--	575
Operating profit (loss)						
3/31/2006	42	23	68	176	--	309
3/31/2005	40	14	41	108	--	203
Cost-income ratio						
3/31/2006	77.9%	56.9%	49.3%	52.5%	--	60.1%
3/31/2005	78.2%	64.1%	54.5%	57.1%	--	64.8%

Corporates & Markets business segment

in € million	Markets	Corporates	Consolidation	Corporates & Markets Business Segment Total
Operating revenues				
3/31/2006	489	398	1	888
3/31/2005	370	208	--	578
Loan-loss provisions				
3/31/2006	--	19	--	19
3/31/2005	--	47	--	47
General administrative expenses				
3/31/2006	220	149	1	370
3/31/2005	200	109	--	309
Operating profit (loss)				
3/31/2006	269	230	--	499
3/31/2005	170	52	--	222
Cost-income ratio				
3/31/2006	45.0%	37.4%	--	41.7%
3/31/2005	54.1%	52.4%	--	53.5%

Return on equity by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring [1]	Other/ Consolidation	HVB Group
Return on equity before taxes [2]						
1/1/ - 3/31/2006	26.0	21.5	60.2	--	–	29.6
1/1/ - 3/31/2005 [3]	17.5	17.4	30.7	--	–	16.2

1) Ratios for the "Real Estate Restructuring" segment have no informative value

2) Pre-tax profit as a proportion of average shareholders' equity including minority interests (excluding change in valuation of financial instruments)

3) Prior year figures adjusted to reflect the modified IAS 19.93A; in addition, the "allocation of minority interest" has been refined with effect from January 1, 2006

Investor Relations Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

INVESTOR RELATIONS RELEASE 11. MAI 2006

Ergebnis des ersten Quartals 2006: HVB Group mit starkem Jahresauftakt

- **Betriebsergebnis (976 Mio. €) legt im ersten Quartal 2006 geg. Vorjahr um 84,8% zu**
  - **Operative Erträge steigen um 22,3%: Zinsüberschuss auf 1.506 Mio. € verbessert, Provisionsüberschuss (972 Mio. €) klar gesteigert, sehr guter Handel (508 Mio. €)**
  - **Kreditrisikovorsorge (330 Mio. €) erwartungsgemäß auf Vorjahresniveau**
  - **Verwaltungsaufwand (1.691 Mio. €) leicht über Plan, bereinigt mit stabilem Trend**
- **Ergebnis v. Steuern. (1.081 Mio. €) und Gewinn (651 Mio. €) annähernd verdoppelt**
- **Eigenkapitalrentabilität nach Steuern: 22.8%, Cost-Income-Ratio: 56,4%**

Überblick

Die HVB Group verzeichnete in den ersten drei Monaten des Jahres eine hervorragende finanzielle Entwicklung. Das Betriebsergebnis konnte um rund 85% gesteigert werden und das Ergebnis vor Steuern sowie der Gewinn übertrafen ihre Vorjahreswerte um über 90%. Die jeweils um Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge bereinigten Ergebnisse des Schlussquartals 2005 konnten sogar noch deutlicher übertroffen werden. Der Gewinn des ersten Quartals 2006 erreichte bereits mehr als die Hälfte des bereinigten Gewinns des gesamten Vorjahres.

Dem ausgezeichneten Quartalsergebnis lag ein außerordentlich starker Trend im operativen Geschäft zugrunde. Im Vorjahresvergleich wurde ein hoher Zuwachs bei den Erträgen, vor allem getragen von einer überdurchschnittlichen Dynamik beim Provisions- und Handelsergebnis, erzielt. Die Verwaltungsaufwendungen lagen zwar leicht über Plan, bereinigt jedoch unverändert gegenüber dem Vorjahr. Erwartungsgemäß bewegte sich die Kreditrisikovorsorge auf Vorjahresniveau. Das Ziel einer im Gesamtjahr 2006 deutlich verbesserten Cost-Income-Ratio wurde in den ersten drei Monaten mehr als erreicht. Die Eigenkapitalrentabilität nach Steuern konnte die HVB Group gegenüber den bereits guten Werten des Gesamtjahrs 2005 nochmals erheblich verbessern.

Dr. Wolfgang Sprißler, Sprecher des Vorstands der HVB Group: "Wir sind hervorragend in das neue Geschäftsjahr gestartet. Die operative Entwicklung hat unsere hohen Erwartungen übertroffen. Zwar gehen wir nicht davon aus, dass sich diese Ergebnisdynamik in den Folgequartalen mit gleicher Intensität fortsetzen wird. Wir sind aber sehr zuversichtlich, dass wir bei der Steigerung unserer Profitabilität und Effizienz in diesem Jahr einen weiteren großen Schritt nach vorne gehen werden."

Die Ergebnisse im Einzelnen:

Der Zinsüberschuss lag im ersten Quartal 2006 mit 1.506 Mio. € auch in Folge von Erstkonsolidierungseffekten, Private Equity-Erträgen und eines Zinsertrags aus einer bereits früher abgeschriebenen Forderung um 7,3% über dem Vorjahreswert von 1.404 Mio. €. Dabei konnten Auswirkungen aus dem strategisch beabsichtigten Volumensabbau bei Immobilienkrediten sowie Volumensrückgänge aus der weiteren Forcierung risikoadjustierten Pricings überkompensiert werden. Damit lag der Zinsüberschuss etwa auf dem Niveau des vierten Quartals 2005 (1.520 Mio. €), das von Private Equity-Erträgen und Dividendenzahlungen begünstigt wurde. Die Zinsspanne auf Basis der durchschnittlichen bilanziellen Risikoaktiva nach KWG stieg auf 3,01% und übertraf damit den Wert der ersten drei Monate des Vorjahres (2,75%).

Der Provisionsüberschuss lag mit 972 Mio. € um 28,4% über dem Ergebnis des ersten Quartals (757 Mio. €). Hierzu hat maßgeblich das sehr gute Wertpapiergeschäft mit dem erfolgreichen Absatz innovativer Finanzprodukte beigetragen. Ebenfalls positiv entwickelten sich alle übrigen Dienstleistungssparten. Der hohe Provisionsüberschuss des letzten Quartals 2005 (859 Mio. €) konnte so um 13,2% verbessert werden.

Mit 508 Mio. € erreichte das Handelsergebnis in einem freundlichen Kapitalmarktumfeld den bisher höchsten Quartalswert in der Geschichte der HVB Group. Der bereits gute Vorjahreswert von 322 Mio. € wurde um 57,8% übertroffen, das Ergebnis des Schlussquartals 2005 (225 Mio. €) mehr als verdoppelt. Der Anstieg ist neben einem höheren Beitrag aus zins- und währungsbezogenen Geschäften insbesondere auf eine überdurchschnittlich gute Entwicklung der kursbezogenen Geschäfte zurückzuführen.

Der Saldo sonstige betriebliche Erträge und Aufwendungen betrug 11 Mio. €, nach -32 Mio. € im Vorjahr und -133 Mio. € im Vorquartal. Die gesamten operativen Erträge verzeichneten mit 2.997 Mio. € im ersten Quartal 2006 einen Anstieg von 22,3% gegenüber Vorjahr (2.451 Mio. €) und von 21,3% im Vergleich zum letzten Quartal 2005 (2.471 Mio. €).

Die Verwaltungsaufwendungen von 1.691 Mio. € erhöhten sich gegenüber dem ersten Quartal 2005 (1.600 Mio. €) um 5,7% und damit etwas stärker als geplant. Dies ist jedoch vorwiegend auf Erstkonsolidierungs- und Währungseffekte sowie auf höhere Rückstellungen für erfolgsabhängige Bonuszahlungen im Segment Corporates & Markets zurückzuführen. Bereinigt um Erstkonsolidierungs- und Währungseffekte lag der Verwaltungsaufwand infolge anhaltend straffer Kostenkontrolle auf Höhe des ersten Quartals 2005. Gegenüber dem Schlussquartal des Vorjahres (1.736 Mio. €), das durch eine Reihe von Sondereffekten belastet war, gingen die Verwaltungsaufwendungen um 2,6% zurück. Die Cost-Income-Ratio verbesserte sich infolge der deutlich gesteigerten operativen Erträge per Ende März 2006 signifikant auf 56,4% (per 31.3.05: 65,3%).

Für das Gesamtjahr 2006 ist eine Kreditrisikovorsorge in Höhe von rund 1,3 Mrd. € zu erwarten, das sind anteilig für die ersten drei Monate 330 Mio. €. Dies entspricht in etwa dem Vorjahreswert (323 Mio. €), liegt aber spürbar unter dem insbesondere durch konservative Bewertungsmaßnahmen belasteten Wert des vierten Quartals 2005.

Das Betriebsergebnis von 976 Mio. € erhöhte sich gegenüber dem ersten Quartal 2005 (528 Mio. €) beträchtlich um 84,8% und stieg auf das annähernd Dreifache des bereinigten Betriebsergebnisses des Schlussquartals (345 Mio. €). Damit konnte die HVB Group in den ersten drei Monaten des laufenden Jahres die nachhaltige operative Ergebnisverbesserung der beiden vorangegangenen Geschäftsjahre weiter deutlich beschleunigen. Im ersten Quartal 2006 erzielte die HVB Group bereits ca. 50% des bereinigten Betriebsergebnisses des Gesamtjahrs 2005.

Das Finanzanlageergebnis, das insbesondere Gewinne aus der Veräußerung von Anteilen an Babcock & Brown Limited (55 Mio. €) enthält, betrug 109 Mio. €. Geschäfts- oder Firmenwerte werden gemäß IFRS 3 seit 1. Januar 2005 nicht mehr planmäßig abgeschrieben. Außerplanmäßige Abschreibungen waren im ersten Quartal 2006 nicht vorzunehmen. Der Saldo der übrigen Erträge und Aufwendungen verbesserte sich, bedingt durch die Aufnahme des Teilkonzerns HVB Immobilien in den Konsolidierungskreis der HVB Group und die dadurch entfallende Verlustübernahme auf -4 Mio. €.

Das Ergebnis vor Steuern erreichte nach den ersten drei Monaten 1.081 Mio. €, was einer Steigerung von 91,3% gegenüber dem ersten (565 Mio. €) und einer Verdreifachung des bereinigten Wertes des vierten Quartals 2005 (358 Mio. €) entspricht. Bei einer für das Gesamtjahr erwarteten Steuerquote von ca. 25% überstieg das Ergebnis nach Steuern (798 Mio. €) den Vorjahreswert (405 Mio. €) auf das fast Zweifache. Der Anstieg der Fremdanteile am Ergebnis auf 147 Mio. € ist im Wesentlichen auf die weiterhin gute Entwicklung der BA-CA-Gruppe zurückzuführen. Die HVB Group erzielte in den ersten drei Monaten einen Gewinn von 651 Mio. €, der

um 93,8% über dem Wert von 336 Mio. € im Vorjahreszeitraum lag und das bereinigte Ergebnis des letzten Quartals 2005 (238 Mio. €.) um 173,5% übertraf.

Die Eigenkapitalrentabilität vor Steuern der HVB Group verbesserte sich von 16,2% (per 31. März 2005) auf 29,6%, die Eigenkapitalrentabilität nach Steuern von 11,8% (per 31. März 2005) auf 22,8%.

Mit dem durch die starken operativen Erträge geprägten Ergebnis des ersten Quartals 2006 hat die HVB Group sowohl ihre Ziele auf der Ertragsseite als auch bei Cost-Income-Ratio und Eigenkapitalrentabilität weit übertroffen. Sie sieht sich auf einem guten Weg, ihre für das Gesamtjahr 2006 gesetzten Ziele zu erreichen, auch wenn nicht zu erwarten ist, dass sich die Erträge im weiteren Verlauf des Jahres auf dem Niveau des ersten Quartals stabilisieren werden.

Erfolgsrechnung nach Geschäftsfeldern

Im Vorjahresvergleich verzeichneten alle drei operativen Geschäftsfelder deutliche Zuwächse beim Betriebsergebnis. Zum Betriebsergebnis in Höhe von 976 Mio. € haben die Geschäftsfelder

Deutschland	288	Mio. €
Österreich und CEE	309	Mio. €
Corporates & Markets	499	Mio. €
Real Estate Restructuring	-7	Mio. €

beigetragen.

Den aufgrund der erfreulichen Entwicklung des Provisionsüberschusses um 7,6% gestiegenen Erträgen stand im Geschäftsfeld Deutschland ein kräftiger Rückgang der Verwaltungsaufwendungen um 6,7% gegenüber. Damit verbesserte sich die Cost-Income-Ratio deutlich auf 55,5%, das Betriebsergebnis stieg um 41,9%. Während die gute Performance des Firmenkundengeschäfts weiter gesteigert werden konnte, hat sich das Betriebsergebnis des Privatkundengeschäfts verfünffacht. Das Geschäftsfeld Österreich & CEE verzeichnete einen Zuwachs beim Betriebsergebnis von 52,2%. Die operativen Erträge legten um 18,1% zu, die Verwaltungsaufwendungen stiegen mit 9,6% deutlich geringer. Die Entwicklung von Erträgen und Kosten des Geschäftsfelds ist erneut maßgeblich von der profitablen Geschäftsexpansion in Zentral- und Osteuropa geprägt. Die Cost-Income-Ratio verbesserte sich auf 60,1%. Das Betriebsergebnis von Corporates & Markets legte um 124,8% zu. Zwar erhöhten sich die Kosten um 19,7%, doch stiegen die Erträge mit 53,6% infolge des ausgezeichneten Handelsergebnisses sehr viel stär-

ker. Die Cost-Income-Ratio verbesserte sich auf 41,7%.

Das Geschäftsfeld Real Estate Restructuring (RER) erzielte mit -7 Mio. € ein leicht negatives Betriebsergebnis. Im ersten Quartal wurde das Portfolio durch eigenen Workout um weitere 0,3 Mrd. € reduziert. Unter Berücksichtigung der beiden angekündigten Verkaufstransaktionen wurde das anfängliche Gesamtvolumen des Portfolios per Ende März 2006 bereits um über 50% reduziert.

Risikoaktiva und Kapitalquoten

Zum 31. März 2006 beliefen sich die gewichteten Risikoaktiva gemäß KWG auf 231,7 Mrd. € (232,5 Mrd. € zum 31. Dezember 2005). Die Kernkapitalquote gemäß KWG erreichte 7,4% (7,3% zum 31. Dezember 2005), die Eigenmittelquote 10,5% (10,6% zum 31. Dezember 2005).

Erstanwendung IAS 19.93A

Das im überarbeiteten IAS 19.93A "Leistungen an Arbeitnehmer" neu ermöglichte Wahlrecht, ungetilgte versicherungsmathematische Gewinne oder Verluste außerhalb des Periodenergebnisses im Eigenkapital erfassen zu können, hat die HVB Group ausgeübt. Die Vergleichswerte des Vorjahres sowie die Eigenkapitalentwicklung wurden entsprechend angepasst. Dabei wurden 1.372 Mio. € ungetilgte versicherungsmathematische Verluste sowie damit im Zusammenhang stehende aktive latente Steuern (400 Mio. €) direkt mit dem Eigenkapital verrechnet. Das Eigenkapital hat sich durch die Methodenänderung somit per 31. Dezember 2005 um 972 Mio. € verringert; davon entfallen 166 Mio. € auf Anteile in Fremdbesitz. Die Rückstellungen haben sich in Höhe des ungetilgten versicherungsmathematischen Verlustes (1.372 Mio. €) saldiert mit der aktivierten Überdeckung des Planvermögens (264 Mio. €) um 1.108 Mio. € erhöht. Die Finanzanlagen (Überdeckung des Planvermögens) haben sich entsprechend um 264 Mio. € reduziert.

Der Zwischenbericht zum 1. Quartal 2006 wird auf unserer Homepage http://www.hvb.com/ir zum Download bereitgestellt. Eine Analystenpräsentation kann im Internet abgerufen werden.

Financial Highlights

	1.1.– 31.3.2006	1.1.– 31.3.2005
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern	22,8	11,8 [1)]
Eigenkapitalrentabilität vor Steuern	29,6	16,2 [1)]
Cost-Income-Ratio (gemessen an den operativen Erträgen)	56,4	65,3
Erfolgszahlen	**1.1.– 31.3.2006**	**1.1.– 31.3.2005**
Betriebsergebnis (in Mio. €)	976	528
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (in Mio. €)	1.081	565
Gewinn/Verlust (in Mio. €)	651	336
Ergebnis je Aktie (in €)	0,87	0,45
Bilanzzahlen (in Mrd. €)	**31.3.2006**	**31.12.2005**
Bilanzsumme	498,2	493,7 [1)]
Kreditvolumen	330,3	332,6
Bilanzielles Eigenkapital	16,3	15,4 [1)]
Bankaufsichtsrechtliche Kennzahlen nach KWG	**31.3.2006**	**31.12.2005** [2)]
Kernkapital (in Mrd. €)	17,1	17,1
Eigenmittel (in Mrd. €)	25,6	26,0
Risikoaktiva (in Mrd. €)	231,7	232,5
Kernkapitalquote (in %)	7,4	7,3
Eigenmittelquote (in %)	10,5	10,6
Aktie	**1.1.-31.3.2006**	**2005**
Börsenkurs		
Stichtag (in €)	27,24	25,61
Höchststand (in €)	28,55	26,85
Tiefststand (in €)	25,52	16,30
Börsenkapitalisierung Stichtag (in Mrd. €)	20,4	19,2
	31.3.2006	**31.12.2005**
Mitarbeiter	62.696	61.251
Geschäftsstellen	2.461	2.316

1) angepasste Vorjahreswerte bezüglich Anwendung des geänderten IAS 19
2) nach festgestellten Jahresabschlüssen

Gewinn- und Verlustrechnung vom 1. Januar bis 31. März 2006

in Mio. €	1.1. – 31.3. 2006	1.1.-31.3. 2005	Veränderung in Mio. €	in %
Zinserträge	4.367	4.209	+ 158	+ 3,8
Zinsaufwendungen	2.861	2.805	+ 56	+ 2,0
Zinsüberschuss	1.506	1.404	+ 102	+ 7,3
Kreditrisikovorsorge	330	323	+ 7	+ 2,2
Zinsüberschuss nach Kreditrisikovorsorge	1.176	1.081	+ 95	+ 8,8
Provisionserträge	1.155	903	+ 252	+ 27,9
Provisionsaufwendungen	183	146	+ 37	+ 25,3
Provisionsüberschuss	972	757	+ 215	+ 28,4
Handelsergebnis	508	322	+ 186	+ 57,8
Verwaltungsaufwand	1.691	1.600	+ 91	+ 5,7
Saldo sonstige betriebliche Erträge/ Aufwendungen	11	- 32	+ 43	
Betriebsergebnis	**976**	**528**	**+ 448**	**+ 84,8**
Finanzanlageergebnis	109	74	+ 35	+ 47,3
Abschreibungen auf Geschäfts- oder Firmenwerte	--	--	--	--
Saldo übrige Erträge/Aufwendungen	- 4	- 37	+ 33	+ 89,2
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**1.081**	**565**	**+ 516**	**+ 91,3**
Ertragsteuern	283	160	+ 123	+ 76,9
Ergebnis nach Steuern	**798**	**405**	**+ 393**	**+ 97,0**
Fremdanteile am Ergebnis	- 147	- 69	- 78	>- 100,0
Gewinn/Verlust	**651**	**336**	**+ 315**	**+ 93,8**

Bilanz zum 31. März 2006

AKTIVA in Mio. €	31.3.2006	31.12.2005	Veränderung in Mio. €	 in %
Barreserve	5.686	7.757	- 2.071	- 26,7
Handelsaktiva	98.614	103.519	- 4.905	- 4,7
Forderungen an Kreditinstitute	72.487	57.229	+ 15.258	+ 26,7
Forderungen an Kunden	271.071	274.643	- 3.572	- 1,3
Wertberichtigungen auf Forderungen	- 12.138	- 12.511	+ 373	+ 3,0
Finanzanlagen	44.547	45.419	- 872	- 1,9
Sachanlagen	2.796	2.723	+ 73	+ 2,7
Immaterielle Vermögenswerte	2.764	2.776	- 12	- 0,4
Ertragsteueransprüche	3.366	3.291	+ 75	+ 2,3
Sonstige Aktiva	5.654	5.573	+ 81	+ 1,5
Zur Veräußerung gehaltene Vermögensgruppe	3.392	3.240	+ 152	+ 4,7
SUMME DER AKTIVA	**498.239**	**493.659**	**+ 4.580**	**+ 0,9**

Bilanz zum 31. März 2006

PASSIVA in Mio. €	31.3.2006	31.12.2005	Veränderung in Mio. €	in %
Verbindlichkeiten gegenüber Kreditinstituten	115.127	113.739	+ 1.388	+ 1,2
Verbindlichkeiten gegenüber Kunden	159.779	158.421	+ 1.358	+ 0,9
Verbriefte Verbindlichkeiten	109.176	105.982	+ 3.194	+ 3,0
Handelspassiva	60.425	63.638	- 3.213	- 5,0
Rückstellungen	5.981	5.672	+ 309	+ 5,4
Ertragsteuerverpflichtungen	1.984	1.891	+ 93	+ 4,9
Sonstige Passiva	10.222	9.406	+ 816	+ 8,7
Nachrangkapital	17.269	17.612	- 343	- 1,9
Zur Veräußerung gehaltene Verbindlichkeiten [1]	2.002	1.887	+ 115	+ 6,1
Eigenkapital	16.274	15.411	+ 863	+ 5,6
auf die Anteilseigner der HVB AG entfallendes Eigenkapital	12.987	12.358	+ 629	+ 5,1
Gezeichnetes Kapital	2.252	2.252	0	0
Kapitalrücklage	9.125	9.128	- 3	0,0
Andere Rücklagen	31	58	- 27	- 46,6
Bewertungsänderungen von Finanzinstrumenten	737	729	+ 8	+ 1,1
AfS-Rücklage	1.075	871	+ 204	+ 23,4
Hedge-Rücklage	- 338	- 142	- 196	>- 100,0
Konzerngewinn 2005	191	191	0	0
Gewinn/Verlust 1.1.-31.3.	651	0	+ 651	>+ 100,0
Anteile in Fremdbesitz	3.287	3.053	+ 234	+ 7,7
SUMME DER PASSIVA	**498.239**	**493.659**	**+ 4.580**	**+ 0,9**

1) Ohne konzerninterne Refinanzierung

Erfolgsrechnung nach Geschäftsfeldern vom 1. Januar bis 31. März 2006

in Mio. €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1. - 31.3.2006	662	631	282	21	- 90	1.506
1.1. - 31.3.2005	663	548	224	32	- 63	1.404
Kreditrisikovorsorge						
1.1. - 31.3.2006	201	110	19	--	--	330
1.1. - 31.3.2005	164 [1)]	110	47	--	2	323
Provisionsüberschuss						
1.1. - 31.3.2006	433	411	132	1	- 5	972
1.1. - 31.3.2005	364	322	68	2	1	757
Handelsergebnis						
1.1. - 31.3.2006	1	13	465	--	29	508
1.1. - 31.3.2005	--	18	304	--	--	322
Verwaltungsaufwand						
1.1. - 31.3.2006	610	630	370	32	49	1.691
1.1. - 31.3.2005	654	575	309	23	39	1.600
Saldo sonstige betriebliche Erträge/ Aufwendungen						
1.1. - 31.3.2006	3	- 6	9	3	2	11
1.1. - 31.3.2005	- 6	--	- 18	- 1	- 7	- 32
Betriebsergebnis						
1.1. - 31.3.2006	288	309	499	- 7	- 113	976
1.1. - 31.3.2005	203	203	222	10	- 110	528
Finanzanlageergebnis						
1.1. - 31.3.2006	- 6	--	55	- 5	65	109
1.1. - 31.3.2005	--	13	41	--	20	74
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1. - 31.3.2006	--	--	--	--	--	--
1.1. - 31.3.2005	--	--	--	--	--	--

1) ¼ von 2005 (exkl. zusätzliche Kreditrisikovorsorge) beträgt 213 Mio. €

in Mio. €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Saldo übrige Erträge/Aufwendungen						
1.1. - 31.3.2006	- 1	--	- 1	- 1	- 1	- 4
1.1. - 31.3.2005	- 1	--	--	- 33	- 3	- 37
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1. - 31.3.2006	281	309	553	- 13	- 49	1.081
1.1. - 31.3.2005	202	216	263	- 23	- 93	565
darunter: Bank Austria-Creditanstalt Gruppe						
1.1. - 31.3.2006	--	309	75	--	2	386
1.1. - 31.3.2005	--	216	42	--	- 14	244

Erfolgsrechnung nach Ressorts Geschäftsfeld Deutschland

in Mio. €	Privat-kunden-geschäft	Firmen-kunden und freie Berufe	Immobilien	Konsoli-dierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
31.3.2006	538	458	104	- 1	1.099
31.3.2005	470	435	116	--	1.021
Kreditrisikovorsorge					
31.3.2006	54	90	57	--	201
31.3.2005	39 [1]	78 [1]	47 [1]	--	164
Verwaltungs-aufwand					
31.3.2006	374	201	36	- 1	610
31.3.2005	410	203	41	--	654
Betriebsergebnis					
31.3.2006	110	167	11	--	288
31.3.2005	21	154	28	--	203
Cost-Income-Ratio					
31.3.2006	69,5%	43,9%	34,6%	--	55,5%
31.3.2005	87,2%	46,7%	35,3%	--	64,1%

[1] ¼ von 2005 (exkl. zusätzliche Kreditrisikovorsorge) beträgt für Privatkundengeschäft 55 Mio. €, für Firmenkunden und freie Berufe 82 Mio. € und für Immobilien 76 Mio. €

Geschäftsfeld Österreich und CEE

in Mio. €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
31.3.2006	303	153	140	453	--	1.049
31.3.2005	289	142	121	336	--	888
Kreditrisikovorsorge						
31.3.2006	25	43	3	39	--	110
31.3.2005	23	37	14	36	--	110
Verwaltungsaufwand						
31.3.2006	236	87	69	238	--	630
31.3.2005	226	91	66	192	--	575
Betriebsergebnis						
31.3.2006	42	23	68	176	--	309
31.3.2005	40	14	41	108	--	203
Cost-Income-Ratio						
31.3.2006	77,9%	56,9%	49,3%	52,5%	--	60,1%
31.3.2005	78,2%	64,1%	54,5%	57,1%	--	64,8%

Geschäftsfeld Corporates & Markets

in Mio. €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
31.3.2006	489	398	1	888
31.3.2005	370	208	--	578
Kreditrisikovorsorge				
31.3.2006	--	19	--	19
31.3.2005	--	47	--	47
Verwaltungsaufwand				
31.3.2006	220	149	1	370
31.3.2005	200	109	--	309
Betriebsergebnis				
31.3.2006	269	230	--	499
31.3.2005	170	52	--	222
Cost-Income-Ratio				
31.3.2006	45,0%	37,4%	--	41,7%
31.3.2005	54,1%	52,4%	--	53,5%

Eigenkapitalrentabilität nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring [1]	Sonstige/ Konsolidierung	HVB Group
Eigenkapitalrentabilität vor Steuern [2]						
1.1. - 31.3.2006	26,0	21,5	60,2	--	--	29,6
1.1. - 31.3.2005 [3]	17,5	17,4	30,7	--	--	16,2

1) Kennzahlenwerte für das Segment "Real Estate Restructuring" ökonomisch nicht aussagekräftig

2) Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital inkl. Fremdanteile, jeweils ohne Bewertungsänderungen von Finanzinstrumenten

3) Vorjahreswerte angepasst wegen Anwendung des geänderten IAS 19.93A; ferner wurde die "Allokation der Anteile im Fremdbesitz" ab 1. Januar 2006 verfeinert

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de ☎ +49-89-378 28235

Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602

Susan.Eckenberg@hvb.de ☎ +49-89-378 29185

Richard.Speich@hvb.de ☎ +49-89-378 31063

Fax ☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

Interim Report

31.3

File No. 82-3777

HypoVereinsbank

Member of UniCredit Group

Key indicators	1/1–3/31/2006	1/1–3/31/2005
Return on equity after taxes	22.8 %	11.8[1] %
Return on equity before taxes	29.6 %	16.2[1] %
Cost-income ratio (based on operating revenues)	56.4 %	65.3 %

Operating performance	1/1–3/31/2006	1/1–3/31/2005
Operating profit	976 €m	528 €m
Profit from ordinary activities/net income before taxes	1,081 €m	565 €m
Consolidated profit	651 €m	336 €m
Earnings per share	0.87 €	0.45 €

Balance sheet figures	3/31/2006	12/31/2005
Total assets	498.2 €bn	493.7[1] €bn
Total volume of lending	330.3 €bn	332.6 €bn
Shareholders' equity	16.3 €bn	15.4[1] €bn

Key capital ratios compliant with German Banking Act (KWG)	3/31/2006	12/31/2005[2]
Core capital	17.1 €bn	17.1 €bn
Equity funds	25.6 €bn	26.0 €bn
Risk assets	231.7 €bn	232.5 €bn
Core capital ratio	7.4 %	7.3 %
Equity funds ratio	10.5 %	10.6 %

Share information	1/1–3/31/2006	2005
Share price: Reporting date	27.24 €	25.61 €
High	28.55 €	26.85 €
Low	25.52 €	16.30 €
Market capitalization at reporting date	20.4 €bn	19.2 €bn

	3/31/2006	12/31/2005
Employees	62,696	61,251
Branch offices	2,461	2,316

[1] Prior year figures adjusted to reflect application of the modified IAS 19 (see also "IFRS basis" in the section entitled "Other Information")

[2] As per approved financial statements

Ratings

	Long-term	Short-term	Outlook	Public Pfandbriefs	Mortgage Pfandbriefs
Moody's	A2	P-1	stable	Aa1	Aa1
S&P	A	A-1	negative	AAA	—
Fitch Ratings	A	F1	stable	AAA	AAA

THE FIRST TRULY EUROPEAN BANK TAKES SHAPE

"The first truly European bank" – this is the promise made by UniCredit and HVB to their shareholders, customers, and employees. Since the fall of last year, people in all divisions and all countries of the new UniCredit Group have been working hard, with a great deal of personal commitment and a clear view of their objectives, to create a new, dominant power in the European banking market. The business combination with UniCredit is described in greater detail in the Special Report included in the HVB Group Annual Report for 2005.

During the first months of the current fiscal year, we have initiated numerous integration-related projects in Germany known collectively as the HVB Program 2006, pressing ahead to meet the ambitious schedules we have set. A Regional Integration Office covering all integration work in Germany has been set up in parallel to the divisional project offices in order to meet the growing requirements of cross-border and cross-division projects. This office provides support to the HVB Board spokesman and is responsible for coordinating and monitoring integration at country level.

A realignment of customer segmentation represents a further major emphasis in the German market alongside the main corporate-wide integration projects. These include global IT integration, the centralization of procurement, the optimization of the lending processes, the streamlining of central functions and staff offices, and the integration of asset management and investment banking.

The business models of the divisions will have a more demand-based focus for the various target groups in the future, reflected in the range of products and services we offer. They will also be positioned with clearly distinguished market strategies in the customer segments. The standardized divisional structure across the whole UniCredit Group makes it easier to apply best practices in the various regional markets and enhances the options for the cross-border support we offer customers with international operations. It also helps to boost efficiency and provide for clearer reporting and management structures.

In March 2006, UniCredit, HypoVereinsbank, Bank Austria Creditanstalt, Privatstiftung zur Verwaltung von Anteilsrechten (AVZ-Stiftung), and the Betriebsratsfonds of Bank Austria Creditanstalt reached understanding on a shareholders' agreement regulating the future role of Bank Austria Creditanstalt in the UniCredit Group. The division of responsibilities within the new corporate group calls for Bank Austria Creditanstalt (BA-CA) to become the Eastern Europe sub-holding of the UniCredit Group, giving it responsibility for a market with more than 300 million people in 24 countries. The executive bodies of the parties involved approved a shareholders' agreement to this effect at the end of March 2006. The agreement reached is set to run for 10 years and replaces the so-called "Basis Agreement" concluded in 2000, which includes the "Bank of the Regions Agreement," governing the functions of BA-CA within HVB Group.

We have drawn up concrete action plans for Germany to back the synergy targets announced when the business combination of UniCredit and HVB was first made public. New governance structures have been set up and all the principal management positions at HVB filled. Overall we are right on schedule with the integration and are confident of being able to meet our targets in full. Further details of the financial targets and business models of the new UniCredit Group and its divisions will be presented at the beginning of July during a capital markets conference in Munich.

General economic trends in the first quarter of 2006

Macroeconomic situation

The global economy is expanding fast overall. In the United States, however, the start of the year may well turn out to be atypical on account of the unusually good weather conditions in the first quarter. At the same time, the Japanese economy was not able to keep up the pace of the final quarter of 2005 through the first quarter of 2006. Private consumption is increasingly proving a driver of growth in Japan. The euro-area economy again benefited from dynamic export growth at the start of 2006. Capital spending by companies also increasingly helped to foster growth. Private consumption, on the other hand, again proved disappointing. Finally, growth in the countries of Central and Eastern Europe accelerated further in the first quarter of 2006, with domestic demand in most countries picking up pace, particularly in terms of expenditure on machinery and equipment. Private consumption leveled off, although it continued to expand below trend.

Specific trends affecting the banking sector in Germany

The German banking sector benefited from an improved economic environment and a sustained upturn on the capital markets in the first quarter of 2006. This resulted in the entire financial industry generating much higher revenues.

Greater demand for banking services on both the retail and corporate banking side, together with the related tangible upturn in business for the domestic financial institutions, had a positive impact above all on trading profits and net commission income. Earnings from interest-related operations are still dominated by risk-adjusted pricing, whereby the gradual recovery of private consumption yielded slight initial stimuli. The more friendly economic environment overall had a positive effect on loan-loss provisions, with provisioning expenditures remaining at a stable level.

The prospects for the financial services industry have visibly brightened overall. That said, though, we assume that the capital markets will normalize again following the very strong start to 2006 and that earnings from capital market-related operations will fail to match the level of the first quarter of 2006.

OPERATING PERFORMANCE

In the first quarter of 2006, HVB Group succeeded in continuing the excellent operating performance it recorded in the preceding quarters. Operating profit was up by 84.8% and net income before taxes by 91.3%, making the respective totals almost twice as high as for the first quarter of last year. Compared with the figures for fourth quarter of 2005 adjusted for restructuring costs and additional provisions for losses on loans and advances, the totals increased by a factor of three. In the first quarter, we have comfortably met the objective stated in the outlook of Management's Discussion and Analysis on page 74 of the 2005 Annual Report of achieving a substantial improvement in our cost-income ratio. The current cost-income ratio of 56.4% is much better than in any of the quarters last year; the cost-income ratio for the whole of last year totaled 66.4%. Return on equity after taxes increased to 22.8% in the first quarter of 2006 after 11.8% in the same period last year.

Details on the individual results components are discussed below:

Operating revenues

Total operating revenues rose a considerable 22.3%, or €546 million, compared with this point last year, driven primarily by the above-average rate of change in net commission income and trading profit.

Net interest income improved by €102 million, or 7.3%, compared with last year, partly as a result of the effects of initial consolidation, higher private equity earnings, and interest income on a previously written-down loan commitment. We more than compensated for the impact of an intentional strategic reduction in the volume of real estate lending together with declining volumes arising from the further acceleration of risk-adjusted pricing in the Germany business segment. Compliant with the German Banking Act (KWG), the interest margin based on the average risk assets recorded in the balance sheet of 3.01% is above the 2.75% recorded for the first three months of last year.

Net commission income

Net commission income rose an impressive 28.4%, to €972 million, partly as a result of much higher contributions to profits from our securities and depositary business (up 34.8%). In particular, sales of innovative financial products like the "HVB Best of Funds" helped to boost earnings. All other service activities also developed strongly.

Trading profit

In a friendly capital market environment, trading profit reached the highest quarterly total ever recorded by HVB Group, at €508 million. Thus it exceeded the already high total of €322 million reported at this point last year by more then half. Both the profits from equity contracts (up by a factor of one and a half) and the contribution from interest rate and currency contracts (up 15.5%) increased in the process.

General administrative expenses

HVB Group's general administrative expenses rose by 5.7%, to €1,691 million, primarily as a result of the effects of initial consolidation and higher provisions for profit-related bonus payments in the Corporates & Markets segment. Adjusted for initial consolidation and currency effects, general administrative expenses are about the same as in the first quarter of 2005.

The cost-income ratio (percentage of total operating revenues made up by general administrative expenses) has improved a significant 8.9% percentage points from 65.3% at March 31, 2005 to 56.4% on the back of the strong rise in operating revenues.

Provisions for losses on loans and advances

We expect provisions for losses on loans and advances in 2006 to be at a similar level as in 2005 (adjusted for "additional provisions for losses on loans and advances"), with a total volume of around €1.3 billion. On a pro rata basis for the first three months, this represents provisions of €330 million for losses on loans and advances.

Operating profit and net income before taxes

Operating profit for the first three months rose a sharp 84.8% compared with the first quarter of 2005, climbing €448 million to €976 million. This total is almost three times as as high as the adjusted operating profit of €345 million recorded for the final quarter of last year. The positive development of all components of operating revenues confirms the continuation of the sustained improvement in profitability of the last two fiscal years.

At €109 million, net income from investments was ahead of the total of €74 million for the first quarter of 2005. This strong result was considerably boosted by the gain of €55 million realized on the reduction of our shareholding in Babcock & Brown Limited.

In compliance with IFRS 3, scheduled amortization has no longer been taken on goodwill since January 1, 2005. No non-scheduled amortization of goodwill was taken in the first quarter of 2006.

The balance of other income and expenses improved to a net expense of €4 million compared with a net expense of €37 million at March 31, 2005. This resulted from the addition of the HVB Immobilien subgroup to the group of companies included by HVB Group in consolidation and the related cessation of losses absorbed.

At €1,081 million, net income before taxes is almost twice as high as the corresponding figure at this point last year. Net income is three times as high as the corresponding figure for the previous quarter adjusted for restructuring costs and additional provisions for losses on loans and advances.

Consolidated profit

After deducting the minority interest of €147 million included in net income, we generated a consolidated profit of €651 million, which is more than twice as high as the corresponding figure for the first quarter of 2005.

Trends in individual business segments

The contributions of the individual business segments to the operating profit of €1,081 million were as follows:

Germany	€281 million
Austria and CEE	€309 million
Corporates & Markets	€553 million
Real Estate Restructuring	loss of €13 million
Other/consolidation	loss of €49 million

We have adjusted the figures for the comparable periods to reflect the change in disclosure of the gains on disposal of deconsolidated companies made for the first time at September 30, 2005 accordingly.

Germany business segment

The Germany business segment increased its operating profit by a strong 41.9% compared with the prior year, to €288 million. Besides a decline in general administrative expenses, the main factor contributing to this positive development was the greater income from services operations. As a result, the cost-income ratio improved by 8.6 percentage points to 55.5%. Net income before taxes similarly rose significantly compared with the prior year, by €79 million or 39.1%.

The Private Customers business unit (including asset management and private banking activities) posted an impressive start in the first quarter of 2006, with operating profit totaling €110 million.

Operating revenues increased by 14.5% or €68 million to €538 million. This rise was driven primarily by net commission income, which climbed a strong 25.7%. Successful marketing in particular of innovative investment products like the "HVB Best of Funds" also made a major contribution to this development. Net interest income was up a slight 1.2%, partly as a result of higher HVB Sofortkredit volumes. It also proved possible to improve margins on the deposits side. At the same time, general administrative expenses declined by 8.8% to €374 million, among other things on account of the PRO efficiency program. As a result of the higher operating revenues and the simultaneous decline in general administrative expenses, the cost-income ratio improved by 17.7 percentage points to 69.5%, compared with 87.2% at March 31, 2005. Despite higher provisions for losses on loans and advances, the operating profit jumped five-fold over the equivalent prior year figure.

In the Corporate Customers and Professionals business unit, we were able to boost operating profit by 8.4%, or €13 million, to €167 million despite the already high level reached last year. The 5.3% rise in operating revenues to €458 million results mainly from net commission income (up 11.9%) arising from higher advisory fees in conjunction with structured loans, higher earnings from domestic and international payments, and the similarly successful sale of innovative investment products. Net interest income rose by 2.2%, mostly as a result of improved interest margins and greater customer volumes in the deposit-taking business. The cost-income ratio improved by 2.8 percentage points to 43.9% on the back of a slight decline of 1.0% in general administrative expenses.

The Real Estate business unit continued to systematically implement the restructuring program initiated in 2005 unchanged during the first quarter of 2006. The performance of the unit has been further affected by this restructuring accordingly, with operating revenues decreasing by 10.3% compared with the prior year. This decline results primarily from net interest income, which fell by €10 million, or 10.4%, in line with the continued portfolio disposals carried out for strategic reasons. Despite this, a slight improvement in the cost-income ratio to 34.6% could be achieved on the back of a 12.2% decrease in general administrative expenses. Although operating profit declined accordingly, it is still fully in line with our plans.

Austria and CEE business segment

The Austria and CEE business segment generated an operating profit of €309 million with provisions for losses on loans and advances remaining constant; this was 52.2% more than the operating profit recorded for the first quarter of 2005.

The cost-income ratio improved to 60.1% from 64.8% at March 31, 2005 on the basis of a sharp rise in operating revenues (up 18.1%) and a simultaneous increase of 9.6% in general administrative expenses.

The Private Customers Austria business unit posted growth of 4.8% in operating revenues compared with the equivalent period last year as a result of a 14.8% expansion of net commission income. This increase in revenues, in conjunction with a 4.4% rise in general administrative expenses, led to a slight improvement in the cost-income ratio. Consequently, the business unit posted operating profit up 5.0%, despite an 8.7% rise in provisions for losses on loans and advances.

The SMEs Austria business unit succeeded in posting significantly higher operating revenues, up 7.7%, as a result of much higher net commission income. Net interest income increased by 4.6%. This revenue growth coupled with a reduction in general administrative expenses led to an improvement in the cost-income ratio of 7.2 percentage points compared with the equivalent prior year quarter, to 56.9%. Even though provisions for losses on loans and advances climbed by 16.2%, the business unit posted a sharp 64.3% rise in operating profit.

At €68 million, the operating profit of the Large Corporates and Real Estate business unit similarly grew strongly, climbing 65.9% compared with the first quarter of 2005. This can be attributed to in particular to strong net commission income (up 68.0%) (from derivatives operations) as well as a significant decline in provisions for losses on loans and advances (down 78.6%). Despite slightly higher general administrative expenses, the 15.7% increase in operating revenues led to a reduction in the cost-income ratio to 49.3% after 54.5% at March 31, 2005.

In the Central and Eastern Europe (CEE) business unit, the significant rise of 34.8% in operating revenues can be attributed to the pleasing development of the two revenue components net interest income (up 37.7%) and net commission income (up 38.6%). The sharp rise in operating revenues more than offset the 24.0% increase in general administrative expenses, as a result of which the cost-income ratio improved by 4.6% to 52.5%. Operating profit rose by 63.0% to €176 million after €108 million in the first quarter of 2005, with provisions for losses on loans and advances remaining practically constant.

Including the result from Corporates & Markets and the Other/consolidation segment, together with the Group-specific items such as the funding expense of goodwill, the Bank Austria Creditanstalt Group made an overall contribution of €386 million to the net income before taxes reported by HVB Group. The segment reporting structure employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the Group-specific items mentioned. Consequently, the earnings contribution made by the Bank Austria Creditanstalt Group and all other Group companies with Group-specific items do not, from the Group point of view, match their primary earnings. The primary net income before taxes reported by the Bank Austria Creditanstalt Group of €421 million is published separately by Bank Austria Creditanstalt.

Corporates & Markets business segment

In a favorable capital market environment, the Corporates & Markets business segment succeeded in more than doubling its operating profit to €499 million in the first quarter of 2006. This development was driven by a 53.6% increase in operating revenues, which experienced much stronger contributions from all three sources of income. Trading profit, which expanded by more than half to €465 million, and the practical doubling of net commission income, were particularly successful. The rise in general administrative expenses reflects higher performance-related personnel costs relating to the dynamic development of earnings, leading to an improvement in the cost-income ratio of 11.8 percentage points. In addition, net income from investments was posted up €14 million, resulting in net income before taxes more than doubling to reach €553 million.

The Corporates business unit also succeeded in posting a big increase in operating revenues, up 91.3% on the prior year. The full consolidation of Closed Joint Stock Company International Moscow Bank (IMB) performed for the first time in the second quarter of last year was one of the main factors contributing to this success. At the same time, all three sources of income for operating revenues (net interest income, net commission income, and trading profit) experienced tangible growth. Despite a sharp increase in general administrative expenses relating to bonuses, the cost-income ratio improved a significant 15.0 percentage points to 37.4% on the back of the higher level of revenues.

The operating revenues of the Markets business unit rose notably on account of the significant €132 million, or 43.7%, rise in trading profit to €434 million. At the same time, the higher net commission income was able to partially offset the decline in net interest income. General administrative expenses increased by 10.0% as a result of higher performance-related personnel expenses. Despite this, the cost-income ratio improved by 9.1 percentage points to 45.0%.

Real Estate Restructuring business segment

The HVB Immobilien subgroup, whose results have to date always been included in the results of HVB Group on account of the existing profit-and-loss transfer agreement with HVB AG, was fully consolidated for the first time in the first quarter of 2006. This means that the losses previously absorbed by this segment under other income and expenses are no longer applicable. The income and expenses accruing in the HVB Immobilien subgroup in the first quarter of 2006 are reflected in the individual items of the segment income statement as effects of initial consolidation. For this reason alone, general administrative expenses rose by €9 million or 39.1% compared with the prior year, leading to an operating loss of €7 million after an operating profit of €10 million in 2005. Net interest income decreased by €11 million to €21 million on account of portfolio disposals. With the charges arising from the HVB Immobilien subgroup that were still included in the prior year in the form of absorbed losses declining significantly, the net loss before taxes improved by €10 million to €13 million in the first quarter of 2006.

Other/consolidation segment

For the most part, the Other/consolidation segment contains HVB Group service companies. Whereas the operating loss remained practically unchanged compared with the prior year at €113 million, the net loss before taxes of €49 million has almost halved on account of a gain of €55 million on the disposal of part of our shareholding in Babcock & Brown Limited realized in net income from investments.

Total assets and volume of lending

The total assets of HVB Group amounted to €498.2 billion at March 31, 2006, representing an increase of €4.6 billion or 0.9% over the 2005 year-end total. On the assets side, the increase results essentially from a rise of €15.3 billion in placements with, and loans and advances to, other banks. At the same time, notably, assets held for trading purposes declined by €4.9 billion, loans and advances to customers by €3.6 billion, the cash reserve by €2.1 billion, and investments by €0.9 billion.

The volume of lending declined by €2.3 billion to €330.3 billion. Whereas loans and advances to customers decreased by €3.4 billion, placements with, and loans and advances to, other banks and contingent liabilities rose slightly, by €0.8 billion and €0.3 billion respectively.

On the liabilities side, the decline in liabilities held for trading purposes of €3.2 billion is more than offset by increases of €3.2 billion in promissory notes and other liabilities evidenced by paper and of €1.4 billion each in deposits from other banks and amounts owed to other depositors. The shareholders' equity shown in the balance sheet rose by €0.9 billion to reach €16.3 billion, primarily on account of the profit generated in the first quarter of 2006. This total includes €3.3 billion of minority interest, up €0.2 billion on the year-end figure. Compliant with IAS 19.93 A, actuarial losses totaling €1.0 billion were recorded in shareholders' equity for the first time. The prior year figures have been adjusted accordingly (see also "IFRS basis" in the section entitled "Other information" below).

Compliant with IFRS 5, the balance sheet items "Disposal group held for sale" and "Liabilities held for sale" contain the assets and liabilities of HVB Splitska banka d.d., Split, which is assigned to the Austria and CEE segment and whose sale was agreed in April of this year (see also "Events after March 31, 2006").

Risk assets, key capital ratios and liquidity

At €232 billion, the risk assets compliant with the German Banking Act (KWG) were almost unchanged over the prior year. Market risk positions compliant with the German Banking Act amounted to €951 million.

The core capital compliant with the German Banking Act totaled €17.1 billion at March 31, 2006. This gives rise to a core capital ratio of 7.4% and an equity funds ratio of 10.5%. If market risk positions are also included, the core capital ratio totals 7.0%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in the first quarter of 2006 (annual average in 2005: 1.2).

IFRS basis

The present interim report has been prepared in accordance with the regulations defined in the International Financial Reporting Standards (IFRS) and complies with IAS 34, which covers interim reporting. With the exception of the new and revised IFRSs, we have applied the same accounting and valuation principles as in the consolidated financial statements for 2005.

Listed below are the changes to the standards to be applied for the first time with effect from January 1, 2006, which essentially affect our bank.

HVB Group has exercised the new option in the revised IAS 19.93 A "Employee benefits" permitting unrealized gains or losses to be carried in shareholders' equity outside the profit or loss for the period. The comparative prior year figures and the statement of changes in shareholders' equity have been adjusted accordingly. Unrealized actuarial losses of €1,372 million have been charged directly to shareholders' equity together with the related deferred tax assets of €400 million. Thus the change of method has resulted in a reduction of €972 million in the shareholders' equity reported at December 31, 2005; €166 million of this total is attributable to minority interest. The reserves have increased by €1,108 million, this being the balance of the unrealized actuarial loss (€1,372 million) and the capitalized excess cover for plan assets (€264 million). Investments (excess cover for plan assets) have declined by €264 million accordingly.

In addition, the following changes to the standards were applicable for the first time, but they have not had any material consequences for HVB Group:

- Change in IAS 21 "The effects of changes in foreign exchange rates"
- Additions to IAS 39 "Financial instruments: Recognition and measurement" and IFRS 4 "Insurance contracts"
- Change in IAS 39 regarding cash flow hedge accounting
- Interpretation IFRIC 4 on leases

Please refer to the 2005 Annual Report starting on page 113 for information on other accounting and valuation principles.

Changes in the group of companies included in consolidation

With effect from January 1, 2006, we have included HVB Immobilien AG together with its subsidiaries in the consolidated financial statements of HVB Group by way of full consolidation. The business activities of these real estate property companies are geared to managing their real estate portfolios to best effect. Up until now, the results of these companies were already included in the balance of other income and expenses in the HVB Group income statement by way of absorbed losses.

Besides the HVB Immobilien subgroup, Joint Stock Commercial Bank HVB Bank Ukraine, Kiev, and HVB Bank Latvia, Riga, and others have been added to the group of companies included in consolidation with effect from January 1, 2006.

The following banks had already been added to the group of companies included in consolidation in fiscal 2005. However, their results still have an impact on comparisons with the first quarter of 2006 as they were not initially consolidated until after March 31, 2005 (see also Annual Report 2005, starting on page 116):

- Closed Joint Stock Company International Moscow Bank, Moscow
- Hebros Bank, Plovdiv
- HVB Banka Srbija i Crna Gora A.D., Belgrade
- Banca Comerciala "Ion Tiriac" S.A., Bucharest

Events after March 31, 2006

In April 2006, an agreement was reached by the representatives of the Polish government and representatives of UniCredit regarding the future structure of the UniCredit Group in Poland. A ruling similarly issued by the National Bank of Poland in April 2006 resulted in the release of the voting rights in Bank BPH S.A., Cracow, held by HVB Group through Bank Austria Creditanstalt AG that had been frozen since November 17, 2005. The voting rights had been frozen because the National Bank of Poland had not yet granted the approval required for UniCredit to indirectly acquire the voting rights in Bank BPH S.A., Cracow. As part of the restructuring of the UniCredit Group, the shares that Bank Austria Creditanstalt AG holds in BPH S.A., Cracow, are to be transferred as a whole to UniCredit Holding, which will then draw up the further restructuring measures for Poland.

Similarly in April 2006, the sale of HVB Splitska banka, d.d., Split, was contractually agreed. In the interim financial statements of HVB Group at March 31, 2006, HVB Splitska banka, d.d., Split, is included in the balance sheet in the items "Disposal group held for sale" and "Liabilities held for sale." The results of Splitska banka, d.d., Split, are included in the individual income and expense items of the income statement. The deconsolidation of Splitska banka, d.d., Split, will coincide with closing, which is expected to take place in the second quarter of 2006.

General economic trends

The global economy is set to weaken during the course of the year, although no hard landing is imminent despite rising oil prices. In fact, global expansion is likely to remain robust, with GDP forecast to grow by 3% after 3.5% in 2005. The United States will remain the engine of growth alongside China and the emerging economies of Asia, although U.S. growth is almost certain to slip below its long-term trend during the course of the year. On account of the strong start to the year, however, the annual growth rate in the United States should still average 3.25% in 2006, falling from 3.5% in 2005. The U.S. economy will be slowed in particular by the end of the real estate boom, which will tend to dampen private consumption. But the end of various fiscal stimuli, coupled with the burgeoning trade deficit and high oil prices, will also have a knock-on effect. The Japanese economy is likely to expand by a good 2% in the current year, down from 2.7% in 2005. All the same, the foundations of economic expansion are becoming ever broader. The Bank of Japan will not, however, carry out a first interest rate rise before the fourth quarter of 2006, since the end of deflation has not yet been permanently secured.

In the euro area, the leading indicators seem likely to pass their peak soon and start signaling a renewed slowing of GDP growth, with 1.75% forecast for 2006 as a whole after 1.4% in 2005. Whereas the demand for exports is set to lose momentum in the second half of the year, capital spending by companies will continue to grow strongly. Consumer demand from private households will remain feeble, however. This is indicated by the only gradual improvement in the situation on the labor market and the rise in oil prices absorbing most of the increase in disposable incomes. Only in Germany will private consumption pick up towards the end of the year, since the announced rise in value-added tax will cause spending to be brought forward. This growth factor will no longer be present in 2007, however.

The countries of Central and Eastern Europe can expect to enjoy growth averaging around 5% for the year as a whole, driven by consistently robust demand for their exports coupled with increasingly stable levels of domestic demand. Economic expansion in Austria is likely to pick up yet more speed during the current year. At 2.5%, GDP growth will be faster than at any other time over the last six years. Private consumption is also set to underpin expansion, with households benefiting equally from low inflation and rising employment levels.

The cycle of the interest rate rises by the Fed seems to have run its course. A first reduction in interest rates can already be expected at the start of next year. On the other hand, the European Central Bank is likely to raise its key lending rate twice more, to reach 3%. If the markets start to price in a reduction of interest rates by the Fed, yields on 10-year U.S. Treasury bonds will probably decline sharply. This is also signaled by the slowdown in U.S. growth and the tailing off of inflationary fears. German Treasury bonds will follow the lead from the United States at a lower level. In the medium term, the dollar should depreciate further as a result of the renewed focus on the high U.S. current account deficit and the ongoing appreciation of the Chinese currency. By the end of the year, the euro should be worth around $1.30 as a result.

Earnings performance of HVB Group

The risks associated with the further development of HVB Group as described in last year's Risk Report (2005 Annual Report, pp. 76–103) have not changed during the course of the year to date.

As already mentioned in Management's Discussion and Analysis in the consolidated financial statements at December 2005 (on page 74 of the 2005 Annual Report), we are planning for a tangible increase in operating revenues in fiscal 2006, with general administrative expenses remaining practically unchanged. Trading profit and stronger net commission income are expected to be the main drivers of growth in operating revenues.

This would consequently give rise to a scheduled improvement in the cost-income ratio and the return on equity.

Thanks to the results achieved during the first quarter of 2006 primarily on the back of the strong operating revenues, we have comfortably exceeded our internal targets for both earnings and key ratios. Consequently, we believe we are well on the way to meeting our targets for 2006 over the year as a whole, even if we do not expect to see earnings stabilizing at the level of the first quarter in the further course of the year.

The price of the HVB share rose by 6.4% to stand at €27.24 by the end of the first quarter. Having said this, our share proved around 12% weaker than our benchmark indexes, the MDAX and the Prime Banks index. This should, however, be seen against the price rise recorded during 2005, when the HVB share clearly outperformed just about all European banking stocks and relevant indexes.

The remaining free float of just 6.07% following completion of the business combination with UniCredit, coupled with the HVB share's move from the DAX to the MDAX on December 19, 2005, have resulted in a change in the pattern of demand. Average daily turnover still totaled 4.5 million shares at the end of 2005, whereas the average daily turnover in the first three months of 2006 declined to 0.7 million shares. At the end of March, the HVB share was weighted at 1.35% in the MDAX and 1.41% in the Prime Banks index.

On account of the smaller free float, the HVB share was being tracked by just eleven banks and securities firms at the end of March 2006. Just under half of the analysts (46%) had issued a "hold" recommendation for the share, 18% an "underweight" recommendation, and 36% an "overweight" recommendation.

Given the continued rise in our financial results and the improvement in the underlying economic conditions in Germany, we believe there is plenty of potential yet to be tapped in the HVB share.

The HVB share relative to MDAX and Prime Banks


HVB share from December 30, 2005 to March 31, 2006, in €
31.0
29.5
28.0
26.5
12/30
1/6
1/13
1/20
1/27
2/3
2/10
2/17
2/24
3/3
3/10
3/17
3/24
3/31
HVB share
MDAX indexed to HVB
Prime Banks indexed to HVB

RESULTS

INCOME STATEMENT
FROM JANUARY 1 TO MARCH 31, 2006

Income/expenses		1/1–3/31/2006	1/1–3/31/2005	Change	Change
		€ millions	€ millions	€ millions	in %
Interest and similar income		4,367	4,209	+ 158	+ 3.8
Interest expense and similar charges		2,861	2,805	+ 56	+ 2.0
Net interest income	(2)	1,506	1,404	+ 102	+ 7.3
Provisions for losses on loans and advances	(3)	330	323	+ 7	+ 2.2
Net interest income after provisions					
for losses on loans and advances		1,176	1,081	+ 95	+ 8.8
Fee and commission income		1,155	903	+ 252	+ 27.9
Fee and commission expenses		183	146	+ 37	+ 25.3
Net commission income	(4)	972	757	+ 215	+ 28.4
Gains less losses arising					
from trading securities (trading profit)	(5)	508	322	+ 186	+ 57.8
General administrative expenses	(6)	1,691	1,600	+ 91	+ 5.7
Balance of other operating income and expenses	(7)	11	(32)	+ 43	
Operating profit (loss)		**976**	**528**	**+ 448**	**+ 84.8**
Net income from investments		109	74	+ 35	+ 47.3
Amortization of goodwill		—	—	—	—
Balance of other income and expenses	(8)	(4)	(37)	+ 33	+ 89.2
Profit (loss) from ordinary activities/					
net income (loss) before taxes		**1,081**	**565**	**+ 516**	**+ 91.3**
Taxes on income		283	160	+ 123	+ 76.9
Net income (loss) after taxes		**798**	**405**	**+ 393**	**+ 97.0**
Minority interest in net income (loss)		(147)	(69)	(78)	>(100.0)
Consolidated profit (loss)		**651**	**336**	**+ 315**	**+ 93.8**

		1/1–3/31/2006	1/1–3/31/2005
		€	€
Earnings per share	(9)	0.87	0.45

Since no conversion rights or option rights on conditional capital existed at March 31, 2006, there is no calculation of diluted earnings per share.

BALANCE SHEET
AT MARCH 31, 2006

Assets	Notes	3/31/2006 € millions	12/31/2005 € millions	Change € millions	Change in %
Cash reserve		5,686	7,757	(2,071)	(26.7)
Assets held for trading purposes	(10)	98,614	103,519	(4,905)	(4.7)
Placements with, and loans and advances to, other banks	(11)	72,487	57,229	+ 15,258	+ 26.7
Loans and advances to customers	(12)	271,071	274,643	(3,572)	(1.3)
Allowances for losses on loans and advances	(14)	(12,138)	(12,511)	+ 373	+ 3.0
Investments	(15)	44,547	45,419	(872)	(1.9)
Property, plant and equipment		2,796	2,723	+ 73	+ 2.7
Intangible assets		2,764	2,776	(12)	(0.4)
Income tax assets		3,366	3,291	+ 75	+ 2.3
Other assets		5,654	5,573	+ 81	+ 1.5
Disposal group held for sale	(16)	3,392	3,240	+ 152	+ 4.7
Total assets		**498,239**	**493,659**	**+ 4,580**	**+ 0.9**

Shareholders' equity and liabilities	Notes	3/31/2006	12/31/2005	Change	Change
		€ millions	€ millions	€ millions	in %
Deposits from other banks	(17)	115,127	113,739	+ 1,388	+ 1.2
Amounts owed to other depositors	(18)	159,779	158,421	+ 1,358	+ 0.9
Promissory notes and other liabilities evidenced by paper	(19)	109,176	105,982	+ 3,194	+ 3.0
Liabilities held for trading purposes		60,425	63,638	(3,213)	(5.0)
Provisions	(20)	5,981	5,672	+ 309	+ 5.4
Income tax liabilities		1,984	1,891	+ 93	+ 4.9
Other liabilities		10,222	9,406	+ 816	+ 8.7
Subordinated capital	(21)	17,269	17,612	(343)	(1.9)
Liabilities held for sale[1]	(22)	2,002	1,887	+ 115	+ 6.1
Shareholders' equity		16,274	15,411	+ 863	+ 5.6
Shareholders' equity attributable to shareholders of HVB AG		12,987	12,358	+ 629	+ 5.1
Subscribed capital		2,252	2,252	0	0
Additional paid-in capital		9,125	9,128	(3)	0.0
Other reserves		31	58	(27)	(46.6)
Change in valuation of financial instruments		737	729	+ 8	+ 1.1
AfS reserve		1,075	871	+ 204	+ 23.4
Hedge reserve		(338)	(142)	(196)	>(100.0)
Consolidated profit 2005		191	191	0	0
Consolidated profit (loss) 1/1–3/31		651	0	+ 651	>+100.0
Minority interest		3,287	3,053	+ 234	+ 7.7
Total shareholders' equity and liabilities		**498,239**	**493,659**	**+ 4,580**	**+ 0.9**

[1] Excluding internal funding

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	2006	2005
Shareholders' equity at January 1 (before change in IAS 19)	**16,383**	**13,976**
Pensions and similar obligations (IAS 19)		
Actuarial losses on defined benefit plans	(972)	(288)
Shareholders' equity at January 1 (after change in IAS 19)	15,411	13,688
Shareholders' equity attributable to shareholders of HVB AG at 1/1 (before change in IAS 19)	13,164	11,467
Pensions and similar obligations (IAS 19)		
Actuarial losses on defined benefit plans	(806)	(245)
Shareholders' equity attributable to shareholders of HVB AG at 1/1 (after change in IAS 19)	12,358	11,222
Changes 1/1–3/31		
Subscribed capital	0	0
Change from capital increase against cash contribution	0	0
Change in holdings of, and net income from, treasury stock	0	0
Additional paid-in capital	(3)	0
Change from capital increase against cash contribution	—	0
Transaction costs of capital increase	—	0
Change in holdings of, and net income from, treasury stock	(3)	0
Retained earnings	—	—
Pensions and similar obligations (IAS 19)	0	0
Actuarial losses on defined benefit plans	0	0
Reserve arising from currency and other changes	(27)	45
Change in valuation of financial instruments	8	148
Consolidated profit 2005 (dividend payout of HVB AG)	0	0
Profit (loss) 1/1–3/31	651	336
Shareholders' equity attributable to HVB AG shareholders at 3/31	12,987	11,751
Minority interest at 1/1 (before change in IAS 19)	3,219	2,509
Pensions and similar obligations (IAS 19)		
Actuarial losses on defined benefit plans	(166)	(43)
Minority interest at 1/1 (after change in IAS 19)	3,053	2,466
Change in minority interest 1/1–3/31	234	130
Minority interest at 3/31	3,287	2,596
Shareholders' equity at March 31	**16,274**	**14,347**
including:		
Shareholders' equity of disposal group held for sale (HVB Splitska banka)	125	103

CASH FLOW STATEMENT

€ millions	2006	2005
Cash and cash equivalents at January 1	**7,757**	**6,903**
Cash flows from operating activities	(3,798)	355
Cash flows from investing activities	1,653	(1,668)
Cash flows from financing activities	88	(507)
Effects of exchange rate changes on cash and cash equivalents	(14)	8
Cash and cash equivalents at March 31	**5,686**	**5,091**

1

Segment reporting
Income statement from January 1 to March 31, 2006, broken down by business segment

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Net interest income						
1/1–3/31/2006	662	631	282	21	(90)	1,506
1/1–3/31/2005	663	548	224	32	(63)	1,404
Provisions for losses on loans and advances						
1/1–3/31/2006	201	110	19	—	—	330
1/1–3/31/2005	164	110	47	—	2	323
Net commission income						
1/1–3/31/2006	433	411	132	1	(5)	972
1/1–3/31/2005	364	322	68	2	1	757
Trading profit						
1/1–3/31/2006	1	13	465	—	29	508
1/1–3/31/2005	—	18	304	—	—	322
General administrative expenses						
1/1–3/31/2006	610	630	370	32	49	1,691
1/1–3/31/2005	654	575	309	23	39	1,600
Balance of other operating income and expenses						
1/1–3/31/2006	3	(6)	9	3	2	11
1/1–3/31/2005	(6)	—	(18)	(1)	(7)	(32)
Operating profit (loss)						
1/1–3/31/2006	288	309	499	(7)	(113)	976
1/1–3/31/2005	203	203	222	10	(110)	528
Net income from investments						
1/1–3/31/2006	(6)	—	55	(5)	65	109
1/1–3/31/2005	—	13	41	—	20	74
Amortization of goodwill						
1/1–3/31/2006	—	—	—	—	—	—
1/1–3/31/2005	—	—	—	—	—	—

Segment reporting
Income statement from January 1 to March 31, 2006, broken down by business segment (continued)

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Balance of other income and expenses						
1/1–3/31/2006	(1)	—	(1)	(1)	(1)	(4)
1/1–3/31/2005	(1)	—	—	(33)	(3)	(37)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
1/1–3/31/2006	281	309	553	(13)	(49)	1,081
1/1–3/31/2005	202	216	263	(23)	(93)	565
including:						
Bank Austria Creditanstalt Group						
1/1–3/31/2006	—	309	75	—	2	386
1/1–3/31/2005	—	216	42	—	(14)	244

Key ratios, broken down by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring[1]	Other/ consolidation[1]	HVB Group
Return on equity before taxes[2]						
1/1–3/31/2006	26.0	21.5	60.2	—	—	29.6
1/1–3/31/2005[3]	17.5	17.4	30.7	—	—	16.2

[1] Figures have no informative value

[2] Net income before taxes as a proportion of average shareholders' equity (excluding change in valuation of financial instruments) including minority interest

[3] Prior year figures adjusted to reflect the modified IAS 19.93 A; in addition, the allocation of minority interest has been refined with effect from January 1, 2006

Income statement by business unit
Germany business segment

€ millions	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Total
Operating revenues					
March 31, 2006	538	458	104	(1)	1,099
March 31, 2005	470	435	116	—	1,021
Provisions for losses on loans and advances					
March 31, 2006	54	90	57	—	201
March 31, 2005	39	78	47	—	164
General administrative expenses					
March 31, 2006	374	201	36	(1)	610
March 31, 2005	410	203	41	—	654
Operating profit					
March 31, 2006	110	167	11	—	288
March 31, 2005	21	154	28	—	203
Cost-income ratio					
March 31, 2006	69.5%	43.9%	34.6%	—	55.5%
March 31, 2005	87.2%	46.7%	35.3%	—	64.1%

Austria and CEE business segment

€ millions	Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	CEE	Consolidation	Total
Operating revenues						
March 31, 2006	303	153	140	453	—	1,049
March 31, 2005	289	142	121	336	—	888
Provisions for losses on loans and advances						
March 31, 2006	25	43	3	39	—	110
March 31, 2005	23	37	14	36	—	110
General administrative expenses						
March 31, 2006	236	87	69	238	—	630
March 31, 2005	226	91	66	192	—	575
Operating profit						
March 31, 2006	42	23	68	176	—	309
March 31, 2005	40	14	41	108	—	203
Cost-income ratio						
March 31, 2006	77.9%	56.9%	49.3%	52.5%	—	60.1%
March 31, 2005	78.2%	64.1%	54.5%	57.1%	—	64.8%

Corporates & Markets business segment

€ millions	Markets	Corporates	Consolidation	Total
Operating revenues				
March 31, 2006	489	398	1	888
March 31, 2005	370	208	—	578
Provisions for losses on loans and advances				
March 31, 2006	—	19	—	19
March 31, 2005	—	47	—	47
General administrative expenses				
March 31, 2006	220	149	1	370
March 31, 2005	200	109	—	309
Operating profit				
March 31, 2006	269	230	—	499
March 31, 2005	170	52	—	222
Cost-income ratio				
March 31, 2006	45.0%	37.4%	—	41.7%
March 31, 2005	54.1%	52.4%	—	53.5%

2

Net interest income

€ millions	1/1–3/31/ 2006	1/1–3/31/ 2005
Interest and similar income from		
lending and money market transactions	3,806	3,694
fixed-income securities and government-inscribed debt	362	344
equity securities and other variable-yield securities	16	21
subsidiaries	10	13
companies accounted for using the equity method	22	28
participating interests	34	11
investment property	18	7
Interest expense and similar charges for		
deposits	1,553	1,512
promissory notes and other liabilities evidenced by paper	1,016	1,001
subordinated capital	244	247
Income (expense) from hedges as a result of		
hedge accounting	(1)	(1)
fair value option for financial assets	—	—
Net income from lease operations	**52**	**47**
Total	**1,506**	**1,404**

Interest margin

in %	3/31/2006	3/31/2005
Based on average risk assets (KWG)[1]	3.01	2.75
Based on average volume of business	1.53	1.48

[1] Relating to on-balance-sheet transactions

3

Provisions for losses on loans and advances

€ millions	1/1–3/31/ 2006	1/1–3/31/ 2005
Additions	632	566
Allowances for losses on loans and advances	603	541
Allowances for losses on guarantees and indemnities	29	25
Releases	(273)	(227)
Allowances for losses on loans and advances	(249)	(214)
Allowances for losses on guarantees and indemnities	(24)	(13)
Recoveries from write-offs of loans and advances	(29)	(16)
Total	**330**	**323**

Provisions for losses on loans and advances are calculated in the Interim Report on a pro rata basis on the basis of the presumed annual requirements.

4

Net commission income

€ millions	1/1–3/31/ 2006	1/1–3/31/ 2005
Securities and custodial services	418	310
Foreign trade operations/ money transfer operations	315	262
Lending operations	154	122
Brokerage of third-party products	43	26
Other service operations	42	37
Total	**972**	**757**

5

Gains less losses arising from trading securities (trading profit)

€ millions	1/1–3/31/ 2006	1/1–3/31/ 2005
Equity contracts	240	90
Interest rate and currency contracts	268	232
Total	**508**	**322**

This item includes interest and dividend income totaling €218 million and refinancing costs totaling €130 million resulting from the balance of assets and liabilities held for trading purposes.

6

General administrative expenses

€ millions	1/1–3/31/ 2006	1/1–3/31/ 2005
Personnel expense	976	894
Other administrative expenses	577	539
Depreciation and amortization on intangible assets and property, plant and equipment	138	167
Total	**1,691**	**1,600**

7

Balance of other operating income and expenses

€ millions	1/1–3/31/ 2006	1/1–3/31/ 2005
Other operating income	69	48
Other operating expenses	58	80
Balance of other operating income and expenses	**11**	**(32)**

8

Balance of other income and expenses

€ millions	1/1–3/31/ 2006	1/1–3/31/ 2005
Other income	**–**	**–**
Other expenses	**4**	**37**
of which:		
Other taxes	2	2
Absorbed losses	2	35
Balance of other income and expenses	**(4)**	**(37)**

9

Earnings per share

	1/1–3/31/ 2006	1/1–3/31/ 2005
Consolidated profit adjusted for minority interest, € millions	651	336
Average number of shares	750,699,140	750,699,140
Earnings per share, €	**0.87**	**0.45**

10

Assets held for trading purposes

€ millions	3/31/2006	12/31/2005
Debt securities and other fixed-income securities	41,588	41,838
Equity securities and other variable-yield securities	13,412	11,663
Positive fair values from derivative financial instruments	37,431	44,371
Other assets held for trading purposes	6,183	5,647
Total	**98,614**	**103,519**

11

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	3/31/2006	12/31/2005
Repayable on demand	20,984	13,459
With agreed maturities	51,503	43,770
Total	**72,487**	**57,229**

12

Loans and advances to customers, broken down by maturity

€ millions	3/31/2006	12/31/2005
Repayable on demand	25,648	23,423
With agreed maturities	245,423	251,220
up to 3 months	33,139	35,679
from 3 months to 1 year	17,858	18,774
from 1 year to 5 years	55,666	55,602
from 5 years and over	138,760	141,165
Total	**271,071**	**274,643**

13

Total volume of lending

By content

€ millions	3/31/2006	12/31/2005
Placements with, and loans and advances to, other banks	23,254	22,495
Loans and advances to customers	267,239	270,611
Contingent liabilities	39,799	39,513
Total	**330,292**	**332,619**

14

Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances

€ millions	2006	2005
Balance at January 1	**12,511**	**13,404**
Changes affecting income		
Gross additions	+ 603	+ 541
Releases	– 249	– 214
Changes not affecting income		
Changes due to make-up of group of consolidated companies	– 301	+ 4
Use of existing loan-loss allowances	– 346	– 155
Effects of currency translation and other changes not affecting income	– 80	+ 17
Balance at March 31	**12,138**	**13,597**

15 Investments

€ millions	3/31/2006	12/31/2005
Held-to-maturity investments		
Debt securities and other fixed-income securities	7,158	8,017
Available-for-sale investments	14,096	14,697
Non-consolidated subsidiaries	1,033	1,149
Participating interests	1,850	1,693
Debt securities and other fixed-income securities	6,748	7,491
Equity securities and other variable-yield securities	4,465	4,364
Fair-value-option investments	21,042	21,136
Debt securities and other fixed-income securities	19,071	19,134
Equity securities and other variable-yield securities	1,971	2,002
Companies accounted for using the equity method	1,059	1,036
of which:		
Goodwill	83	83
Investment property	1,192	533
Total	**44,547**	**45,419**

16 Disposal group held for sale

The following table shows the breakdown of the assets of HVB Splitska banka, which is classified as held for sale:

€ millions	2006
Cash reserve	686
Assets held for trading purposes	221
Placements with, and loans and advances to, other banks	161
Loans and advances to customers	2018
Allowances for losses on loans and advances	(56)
Investments	239
Property, plant and equipment	31
Intangible assets	66
Income tax assets	7
Other assets	19
Total assets	**3,392**

17 Deposits from other banks, broken down by maturity

€ millions	3/31/2006	12/31/2005
Repayable on demand	17,136	16,394
With agreed maturities	97,991	97,345
Total	**115,127**	**113,739**

18 Amounts owed to other depositors, broken down by maturity

€ millions	3/31/2006	12/31/2005
Savings deposits and home-loan savings deposits	35,983	36,711
Other liabilities	123,796	121 710
Repayable on demand	66,507	65,303
With agreed maturities	57,289	56,407
Total	**159,779**	**158,421**

19

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	3/31/2006	12/31/2005
With agreed maturities		
up to 3 months	15,541	14,487
from 3 months to 1 year	17,572	19,683
from 1 year to 5 years	45,882	42,956
from 5 years and over	30,181	28,856
Total	**109,176**	**105,982**

20

Provisions

€ millions	3/31/2006	12/31/2005
Provisions for pensions and similar obligations	3,871	3,905
Restructuring provisions	546	564
Allowances for losses on guarantees and indemnities	531	482
Other provisions	1,033	721
Total	**5,981**	**5,672**

21

Subordinated capital

€ millions	3/31/2006	12/31/2005
Subordinated liabilities	11,726	11,990
Participating certificates outstanding	1,797	1,830
Hybrid capital instruments	3,746	3,792
Total	**17,269**	**17,612**

22

Liabilities held for sale

The following table shows the breakdown of the liabilities of HVB Splitska banka, which is classified as held for sale (see also Note 16 "Disposal group held for sale"):

€ millions	2006
Deposits from other banks	561
Amounts owed to other depositors	1,351
Liabilities held for trading purposes	7
Provisions	22
Income tax liabilities	4
Other liabilities	57
Total liabilities	**2,002**

23

Treasury stock

The purchase of treasury stock during the period under review was carried out on the basis of the authorization issued under the resolutions passed at the Annual General Meeting of Shareholders of HVB AG on April 29, 2004 and May 12, 2005 and in accordance with Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 1,660,704 shares of treasury stock were purchased by the Bank and controlled or majority-owned companies at the respective current market prices as part of normal securities trading, and a total of 1,176,157 shares of treasury stock were sold at the respective current market prices.

The treasury stock was purchased at an average price of €27.06 per share, and resold at an average price of €27.03 per share. The shares purchased during the period under review amounted to an equivalent of €5 million, or 0.02% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the period under review was 155,694, equivalent to €0.5 million, or 0.02% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 165,861 shares of treasury stock as collateral in accordance with Section 71 e (1) 2 of the German Stock Corporation Act at March 31, 2006. This represents €0.5 million, or 0.02% of capital stock.

24

Contingent liabilities and other commitments

€ millions	3/31/2006	12/31/2005
Contingent liabilities	39,813	39,534
of which:		
Guarantees and indemnities	39,799	39,513
Other commitments	67,221	61,058
of which:		
Irrevocable credit commitments	53,153	52,341
Total	**107,034**	**100,592**

Derivatives

The following table shows the breakdown of derivative transactions outstanding at the reporting date by interest rate, foreign exchange, equity/index, other, and credit derivatives. Besides counterparty risk, the derivatives are exposed primarily to market risk arising from changes in interest rates, exchange rates, or equity prices.

Without taking risk-reducing effects into account, the maximum counterparty risk at March 31, 2006 (excluding add-on) totaled €40.3 billion (December 31, 2005: €47.5 billion). In accordance with Principle I of the banking supervisory regulations, and taking into account existing netting agreements and the provision of collateral, credit equivalents (counterparty risk including add-on) totaled €19.5 billion (December 31, 2005: €19.5 billion), and the remaining risk after risk weighting amounted to €5.4 billion (December 31, 2005: €5.4 billion).

€ millions	Nominal amount		Positive fair values		Negative fair values	
	3/31/2006	12/31/2005	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Interest rate derivatives	2,013,793	1,952,534	29,080	37,310	30,185	37,668
Foreign exchange derivatives	353,339	323,298	3,872	4,542	3,980	4,949
Equity/index derivatives	224,634	197,605	6,074	4,699	6,729	5,434
Credit derivatives	172,328	139,688	1,195	903	2,125	1,743
Other transactions	3,202	2,290	245	117	252	122
Total	**2,767,296**	**2,615,415**	**40,466**	**47,571**	**43,271**	**49,916**

25

Potential market risk of trading activities

Market risk arises from changes in the market prices of interest rate, foreign exchange, equity, and index products, including associated derivatives. We measure the potential market risk of our trading activities using the value-at-risk (for the method of calculation, please refer to page 78 and following of the HVB Group Annual Report 2005).

Value-at-risk[1]

€ millions	3/31/2006	12/31/2005
Interest rate positions (incl. credit-spread risks)	29	23
Foreign exchange positions	11	9
Equity/index positions	10	14
Diversification effect	(20)	(17)
Total	**30**	**29**

[1] Because of the diversification effect between the risk categories, the total risk is less than the sum of the individual risks

EXECUTIVE BOARDS

Supervisory Board

Alessandro Profumo
Chairman

Peter König
Deputy Chairman

Dr. Lothar Meyer
Deputy Chairman

Aldo Bulgarelli

Beate Dura-Kempf
since March 9, 2006

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Anton Hofer

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Herbert Munker
until March 8, 2006

Roberto Nicastro

Vittorio Ogliengo

Carlo Salvatori

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board

Johann Berger
Corporates,
Commercial Real Estate, and
Austria & Central and Eastern Europe
divisions

Willibald Cernko
Private Customers and Professionals
division,
since February 23, 2006

Jan-Christian Dreesen
Private Customers and Professionals
division,
until February 9, 2006

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr. Stefan Schmittmann
(deputy Board member)
Corporates division

Ronald Seilheimer
Investment Banking division

Matthias Sohler
Chief Operating Officer (COO)

Dr. Wolfgang Sprissler
Board Spokesman

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Wealth Management division

QUARTERLY FIGURES

	Q1 (2006)	Q4 (2005) (adjusted)[1]	Q4 (2005)	Q3 (2005)	Q2 (2005)	Q1 (2005)
Operating performance (€ millions)						
Net interest income	1,506	1,520	1,520	1,468	1,493	1,404
Provisions for losses on loans and advances	330	390	537	327	326	323
Net interest income after provisions for losses on loans and advances	1,176	1,130	983	1,141	1,167	1,081
Net commission income	972	859	859	860	764	757
Trading profit	508	225	225	278	101	322
General administrative expenses	1,691	1,736	1,736	1,623	1,623	1,600
Balance of other operating income and expenses	11	(133)	(133)	20	2	(32)
Operating profit	**976**	**345**	**198**	**676**	**411**	**528**
Net income from investments	109	193	193	23	31	74
Amortization of goodwill	—	—	—	—	—	—
Restructuring costs	—	—	486	60	—	—
Balance of other income and expenses	(4)	(180)	(180)	(36)	(36)	(37)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**1,081**	**358**	**(275)**	**603**	**406**	**565**
Taxes on income	283	6	(119)	114	107	160
Net income (loss) after taxes	**798**	**352**	**(156)**	**489**	**299**	**405**
Minority interest in net income (loss)	(147)	(114)	(92)	(165)	(69)	(69)
Consolidated profit (loss)	**651**	**238**	**(248)**	**324**	**230**	**336**
Earnings per share (€)	0.87	0.32	(0.33)	0.44	0.30	0.45

[1] Adjusted for restructuring costs and additional provisions for losses on loans and advances

	3/31/2006	12/31/2005 (adjusted)[1]	12/31/2005	9/30/2005	6/30/2005	3/31/2005
Key indicators (%)						
Return on equity after taxes	22.8	10.2[2]	5.6[2]	10.4[2]	9.9[2]	11.8[2]
Cost-income ratio (based on operating revenues)	56.4	66.4	66.4	65.2	67.0	65.3
Balance sheet figures (€ billions)						
Total assets	498.2		493.7[2]	495.9[2]	492.9[2]	470.0[2]
Total volume of lending	330.3		332.6	334.1	333.3	326.2
Shareholders' equity	16.3		15.4[2]	16.0[2]	15.1[2]	14.3[2]
Key capital ratios compliant with German Banking Act (KWG)						
Core capital (€ billions)	17.1		17.1	16.1	16.1	16.1
Equity funds (€ billions)	25.6		26.0	26.0	25.8	25.6
Risk assets (€ billions)	231.7		232.5	237.5	233.0	230.0
Core capital ratio (%)	7.4		7.3	6.8	6.9	7.0
Equity funds ratio (%)	10.5		10.6	9.6	9.8	9.9
Share information						
Share price (€)	27.24		25.61	23.44	21.51	18.87
Market capitalization (€ billions)	20.4		19.2	17.6	16.1	14.2
Employees	62,696		61,251	60,923	59,294	57,347
Branch offices	2,461		2,316	2,263	2,190	2,085

[1] Adjusted for restructuring costs and additional provisions for losses on loans and advances

[2] Prior year figures adjusted to reflect application of the modified IAS 19 (see also "IFRS basis" in the section entitled "Other Information")

FINANCIAL CALENDAR

Important dates 2006	
Annual General Meeting of Shareholders	May 23, 2006
ICM International Congress Center Munich	
Messegelände Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 11, 2006
Second-quarter earnings	August 4, 2006
Third-quarter earnings	November 14, 2006

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Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvb.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: Max Vornehm GmbH
Printing: Druckerei Kriechbaumer

Print deadline: May 11, 2006
Publication date: May 16, 2006

Zwischenbericht

31.3

File No.
82-3777

HypoVereinsbank

Member of
UniCredit Group

Kennzahlen	1.1.–31.3.2006	1.1.–31.3.2005
Eigenkapitalrentabilität nach Steuern	22,8 %	11,8[1] %
Eigenkapitalrentabilität vor Steuern	29,6 %	16,2[1] %
Cost-Income-Ratio (gemessen an den operativen Erträgen)	56,4 %	65,3 %

Erfolgszahlen	1.1.–31.3.2006	1.1.–31.3.2005
Betriebsergebnis	976 Mio €	528 Mio €
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	1081 Mio €	565 Mio €
Gewinn/Verlust	651 Mio €	336 Mio €
Ergebnis je Aktie	0,87 €	0,45 €

Bilanzzahlen	31.3.2006	31.12.2005
Bilanzsumme	498,2 Mrd €	493,7[1] Mrd €
Kreditvolumen	330,3 Mrd €	332,6 Mrd €
Bilanzielles Eigenkapital	16,3 Mrd €	15,4[1] Mrd €

Bankaufsichtsrechtliche Kennzahlen nach KWG	31.3.2006	31.12.2005[2]
Kernkapital	17,1 Mrd €	17,1 Mrd €
Eigenmittel	25,6 Mrd €	26,0 Mrd €
Risikoaktiva	231,7 Mrd €	232,5 Mrd €
Kernkapitalquote	7,4 %	7,3 %
Eigenmittelquote	10,5 %	10,6 %

Aktie	1.1.–31.3.2006	2005
Börsenkurs: Stichtag	27,24 €	25,61 €
Höchststand	28,55 €	26,85 €
Tiefststand	25,52 €	16,30 €
Börsenkapitalisierung Stichtag	20,4 Mrd €	19,2 Mrd €

	31.3.2006	31.12.2005
Mitarbeiter	62696	61251
Geschäftsstellen	2461	2316

[1] Angepasste Vorjahreswerte bezüglich Anwendung des geänderten IAS 19 (siehe auch Kapitel »Sonstige Angaben« Absatz IFRS Grundlagen).

[2] *Nach festgestellten Jahresabschlüssen.*

Ratings

	Langfristig	Kurzfristig	Ausblick	Öffentliche Pfandbriefe	Hypotheken-pfandbriefe
Moody's	A2	P-1	stable	Aa1	Aa1
S&P	A	A-1	negative	AAA	—
Fitch Ratings	A	F1	stable	AAA	AAA

DIE ERSTE WAHRE EUROPÄISCHE BANK ENTSTEHT

»Die erste wahre europäische Bank« – dieses Versprechen haben UniCredit und HVB ihren Aktionären, Kunden und Mitarbeitern gegeben. Seit Herbst letzten Jahres arbeiten die Mitarbeiter in allen Divisionen und allen Ländern der neuen UniCredit Gruppe mit viel persönlichem Engagement und klarer Zielorientierung am Entstehen einer neuen, führenden Kraft im europäischen Bankenmarkt. Den Zusammenschluss mit UniCredit haben wir im Sonderkapitel des Geschäftsberichts 2005 der HVB Group detailliert beschrieben.

In den ersten Monaten des laufenden Geschäftsjahres haben wir zahlreiche Projekte als »HVB Programm 2006« im Rahmen der Integration in Deutschland initiiert und auf der Grundlage ambitionierter Zeitpläne vorangetrieben. Um den wachsenden Anforderungen der grenz- und divisionsübergreifenden Projekte gerecht zu werden, wurde zusätzlich zu den divisionalen Project Offices für sämtliche Integrationsaufgaben in Deutschland ein regionales Integration Office ins Leben gerufen. Dieses unterstützt den Vorstandssprecher der HVB und verantwortet die Koordination und das Controlling der Integration auf Landesebene.

Neben den konzernweiten Hauptintegrationsprojekten, wie zum Beispiel der globalen IT-Integration, der Zentralisierung der Beschaffung, der Optimierung der Kreditprozesse, der Verschlankung von zentralen Funktionen und Stäben oder der Integration von Asset Management und Investment Banking bildet im deutschen Markt auch die Neuordnung der Kundensegmentierung einen Schwerpunkt.

Die Geschäftsmodelle der Divisionen werden sich künftig, gemessen am Produkt- und Dienstleistungsspektrum, noch bedarfsgerechter auf die verschiedenen Zielgruppen fokussieren und sich in den Kundensegmenten mit eindeutig differenzierten Marktstrategien positionieren. Die für die gesamte UniCredit Gruppe einheitliche Divisionsstruktur erleichtert die Übernahme von Best-Practice-Ansätzen in den unterschiedlichen regionalen Märkten und auch die Möglichkeiten einer grenzüberschreitenden Betreuung international agierender Kunden werden verbessert. Zudem führt dies zu Effizienzsteigerungen und sorgt für klarere Verantwortlichkeits- und Steuerungsstrukturen.

Im März 2006 haben UniCredit, HypoVereinsbank, Bank Austria Creditanstalt, die Privatstiftung zur Verwaltung von Anteilsrechten (AVZ-Stiftung) und der Betriebsratsfonds der Bank Austria Creditanstalt eine Einigung über eine Aktionärsvereinbarung über die zukünftige Rolle der Bank Austria Creditanstalt in der UniCredit Gruppe erzielt. Die Aufgabenteilung innerhalb der neuen Gruppe sieht demnach vor, dass die Bank Austria Creditanstalt (BA-CA) die Osteuropa-Sub-Holding der UniCredit Group wird und damit für einen Markt mit mehr als 300 Millionen Menschen in 24 Ländern verantwortlich sein wird. Die zuständigen Organe der jeweiligen Parteien haben Ende März 2006 einer entsprechenden Aktionärsvereinbarung zugestimmt. Die getroffene Vereinbarung hat eine Vertragsdauer von 10 Jahren und ersetzt die im Jahr 2000 abgeschlossene so genannte »Grundsatzvereinbarung«, die auch den Bank-der-Regionen-Vertrag einschließt, und die Aufgaben zwischen der BA-CA in der HVB Group regelte.

Wir haben die Synergieziele, die bei Bekanntgabe des Zusammenschlusses von UniCredit und HVB angekündigt wurden, mit konkreten Maßnahmenplänen in Deutschland unterlegt. Es wurden neue Governance-Strukturen geschaffen und alle wesentlichen Management-Positionen in der HVB besetzt. Insgesamt liegen wir bei der Integration gut im Zeitplan und sind zuversichtlich, unsere Ziele in vollem Umfang erreichen zu können. Weitere Details zu den finanziellen Zielen und den Geschäftsmodellen der neuen UniCredit Gruppe sowie ihrer Divisionen werden Anfang Juli auf einem Kapitalmarkttag in München vorgestellt.

Gesamtwirtschaftliche Entwicklung im ersten Quartal 2006

Makroökonomische Lage

Die Weltwirtschaft wächst insgesamt kräftig. In den USA dürfte der Jahresanfang allerdings angesichts der ungewöhnlich guten Witterungsverhältnisse im ersten Quartal nach oben überzeichnet sein. Dagegen konnte die japanische Wirtschaft im ersten Quartal nicht mit der Dynamik des Schlussquartals 2005 Schritt halten. Der private Verbrauch erweist sich in Japan jedoch mehr und mehr als Wachstumsstütze. Die Wirtschaft des Euroraums profitierte zu Jahresanfang 2006 erneut von einer dynamischen Entwicklung der Exporte. Auch die Investitionen der Unternehmen entwickelten sich zunehmend als Wachstumstreiber. Der private Konsum hingegen enttäuschte erneut. In den Ländern Zentral- und Osteuropas schließlich beschleunigte sich das Wachstum im ersten Quartal 2006 weiter. Dabei gewann die Inlandsnachfrage in den meisten Ländern an Dynamik, vor allem die Ausrüstungsinvestitionen. Der private Konsum stabilisierte sich, expandierte aber nach wie vor unterdurchschnittlich.

Branchenentwicklung in Deutschland

Die deutsche Kreditwirtschaft profitierte im Auftaktquartal 2006 von einer verbesserten gesamtwirtschaftlichen Dynamik sowie einem anhaltenden Aufschwung an den Kapitalmärkten. Dies führte dazu, dass die gesamte Kreditbranche deutliche Ertragszuwächse generieren konnte.

Eine gestiegene Nachfrage nach Bankdienstleistungen sowohl im Privatkunden- als auch im Firmenkundenbereich und die damit für die inländischen Kreditinstitute einhergehende spürbare Geschäftsbelebung schlugen sich vor allem im Handelsergebnis und Provisionsüberschuss positiv nieder. Die Erträge aus dem zinsabhängigen Geschäft sind weiterhin von risikoadjustiertem Pricing geprägt, wobei sich durch die allmähliche Belebung des privaten Konsums erste leichte positive Impulse ergaben. Das insgesamt freundlichere wirtschaftliche Umfeld wirkte sich positiv auch auf die Kreditrisikovorsorge aus. Die Vorsorgeaufwendungen blieben auf einem stabilen Niveau.

Insgesamt haben sich die Aussichten für die Finanzdienstleistungsbranche sichtlich aufgehellt. Wir gehen allerdings davon aus, dass sich die Kapitalmärkte nach dem sehr guten Start im Jahr 2006 wieder normalisieren werden und sich die kapitalmarktorientierten Erträge nicht auf dem Niveau des ersten Quartals 2006 einpendeln werden.

ERFOLGSENTWICKLUNG

Die HVB Group hat im ersten Quartal 2006 die sehr gute operative Geschäftsentwicklung der Vorquartale erfolgreich fortsetzen können. Das Betriebsergebnis (+84,8%) und das Ergebnis vor Steuern (+91,3%) konnten wir gegenüber dem ersten Quartal des Vorjahres jeweils fast verdoppeln. Gegenüber dem um Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge bereinigten vierten Quartal 2005 bedeutet dies sogar eine Verdreifachung. Das im Ausblick unseres Konzernlageberichtes (Geschäftsbericht 2005, Seite 74) in Aussicht gestellte Ziel einer deutlich verbesserten Cost-Income-Ratio haben wir im ersten Quartal mehr als erreicht. Mit der aktuellen Cost-Income-Ratio von 56,4% liegen wir deutlich besser als in allen Vorjahresquartalen; die Cost-Income-Ratio des gesamten Vorjahres betrug 66,4%. Die Eigenkapitalrentabilität nach Steuern konnte im ersten Quartal 2006 auf 22,8% nach 11,8% in der Vergleichsperiode des Vorjahres gesteigert werden.

Zu den Erfolgsquellen im Einzelnen:

Operative Erträge

Die gesamten operativen Erträge stiegen gegenüber dem Vorjahr deutlich um 546 Mio € oder 22,3%, vor allem getragen von der überdurchschnittlichen Ergebnisdynamik beim Provisions- und Handelsergebnis.

Der Zinsüberschuss verbesserte sich im Vergleich zum Vorjahr um 102 Mio € bzw. 7,3%, auch infolge von Erstkonsolidierungseffekten, höheren Private Equity-Erträgen und eines Zinsertrags auf ein bereits abgeschriebenes Kreditengagement. Dabei konnten Auswirkungen aus strategisch beabsichtigtem Volumensabbau bei Immobilienkrediten sowie Volumensrückgänge aus der weiteren Forcierung risikoadjustierten Pricings im Geschäftsfeld Deutschland überkompensiert werden. Die Zinsspanne auf Basis der durchschnittlichen bilanziellen Risikoaktiva nach KWG liegt mit 3,01% über dem Wert der ersten drei Monate des Vorjahres (2,75%).

Provisionsüberschuss

Der Provisionsüberschuss stieg kräftig um 28,4% auf 972 Mio € auch infolge deutlich höherer Erfolgsbeiträge im Wertpapier- und Depotgeschäft (+34,8%). Hier wirkten sich insbesondere der Absatz innovativer Finanzprodukte wie zum Beispiel »HVB Best of Fonds« ertragssteigernd aus. Ebenfalls positiv entwickelten sich alle übrigen Dienstleistungssparten.

Handelsergebnis

Das Handelsergebnis erreichte mit 508 Mio € in einem freundlichen Kapitalmarktumfeld den bisher höchsten Quartalswert in der Geschichte der HVB Group. Es übertraf den bereits hohen Vorjahreswert (322 Mio €) um mehr als die Hälfte. Dabei erhöhten sich sowohl die Ergebnisse aus den kursbezogenen Geschäften um das Eineinhalbfache als auch der Beitrag aus den zins- und währungsbezogenen Geschäften (+15,5%).

Verwaltungsaufwendungen

Die Verwaltungsaufwendungen der HVB Group stiegen, vorwiegend bedingt durch Erstkonsolidierungseffekte und höhere Rückstellungen für erfolgsabhängige Boniszahlungen im Segment Corporates & Markets auf 1691 Mio € um 5,7%. Bereinigt um Erstkonsolidierungs- und Währungseffekte liegt der Verwaltungsaufwand in etwa auf Höhe des ersten Quartals 2005.

Die Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen) konnten wir infolge der kräftig gesteigerten operativen Erträge signifikant um 8,9%-Punkte auf 56,4% verbessern (per 31. März 2005: 65,3%).

Kreditrisikovorsorge

Bei der Kreditrisikovorsorge erwarten wir für das Jahr 2006 mit einem Gesamtvolumen in Höhe von ca. 1,3 Mrd € ein ähnliches Niveau wie 2005 (bereinigt um »zusätzliche Kreditrisikovorsorge«). Anteilig für die ersten drei Monate entspricht dies einer Kreditrisikovorsorge von 330 Mio €.

Betriebsergebnis und Ergebnis vor Steuern

Das Betriebsergebnis der ersten drei Monate steigerten wir gegenüber dem ersten Quartal 2005 beträchtlich um 448 Mio € auf 976 Mio € (+84,8%). Verglichen mit dem bereinigten Betriebsergebnis des letzten Vorjahresquartals (345 Mio €) entspricht dies nahezu einer Verdreifachung. Die positive Entwicklung aller operativen Ertragskomponenten bestätigt die Fortsetzung der nachhaltigen Ergebnisverbesserung der beiden letzten Geschäftsjahre.

Das Finanzanlageergebnis liegt mit 109 Mio € über dem Ergebnis des ersten Quartals 2005 (74 Mio €). Entscheidend geprägt wurde dieses positive Ergebnis durch den Gewinn aus der Reduzierung unseres Anteilsbesitzes an Babcock & Brown Limited (55 Mio €).

Geschäfts- oder Firmenwerte werden seit 1. Januar 2005 entsprechend der Vorschrift des IFRS 3 nicht mehr planmäßig abgeschrieben. Außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte waren im ersten Quartal 2006 nicht vorzunehmen.

Der Saldo der übrigen Erträge und Aufwendungen verbesserte sich, bedingt durch die Aufnahme des Teilkonzerns HVB Immobilien in den Konsolidierungskreis der HVB Group und die dadurch entfallende Verlustübernahme gegenüber dem Vorjahr auf –4 Mio € (–37 Mio € per 31. März 2005).

Mit dem Ergebnis vor Steuern in Höhe von 1081 Mio € konnten wir den Vorjahreswert nahezu verdoppeln. Gegenüber dem um Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge bereinigten Vorquartal konnten wir das Ergebnis sogar verdreifachen.

Gewinn

Nach Abzug der Fremdanteile am Ergebnis in Höhe von 147 Mio € erwirtschafteten wir einen Gewinn in Höhe von 651 Mio € und konnten somit den Gewinn des ersten Quartals 2005 verdoppeln.

Entwicklung in den einzelnen Geschäftsfeldern

Zum Ergebnis vor Steuern in Höhe von 1081 Mio € haben die Geschäftsfelder/Segmente

Deutschland	281 Mio €
Österreich und CEE	309 Mio €
Corporates & Markets	553 Mio €
Real Estate Restructuring	– 13 Mio €
Sonstige/Konsolidierung	– 49 Mio €

beigetragen.

Die erstmals zum 30. September 2005 vorgenommene Ausweisänderung der Verkaufserfolge bei entkonsolidierten Gesellschaften haben wir in der Vergleichsperiode entsprechend angepasst.

Entwicklung im Geschäftsfeld Deutschland

Das Geschäftsfeld Deutschland steigerte das Betriebsergebnis gegenüber dem Vorjahr kräftig um 41,9% auf 288 Mio €. Neben einem rückläufigen Verwaltungsaufwand trugen vor allem die ausgeweiteten Erträge aus dem Dienstleistungsgeschäft zu dieser positiven Entwicklung bei. Dadurch verbesserte sich die Cost-Income-Ratio deutlich um 8,6%-Punkte auf 55,5%. Das Ergebnis vor Steuern erhöhte sich ebenfalls signifikant um 79 Mio € bzw. 39,1% gegenüber dem Vorjahr.

Das Ressort Privatkundengeschäft (inklusive Asset Management- und Private Banking-Aktivitäten) weist mit einem Betriebsergebnis in Höhe von 110 Mio € einen beeindruckenden Start in das erste Quartal 2006 auf.

Die operativen Erträge (538 Mio €) stiegen dabei um 14,5% oder 68 Mio €. Getragen wurde dieser Anstieg vor allem vom Provisionsüberschuss, der sich um 25,7% kräftig erhöhte. Zu dieser Entwicklung hat insbesondere auch der erfolgreiche Vertrieb von innovativen Anlageprodukten, wie zum Beispiel »HVB Best of Fonds«, beigetragen. Der Zinsüberschuss erhöhte sich auch auf Grund der Volumenszuwächse beim HVB Sofortkredit leicht (+ 1,2%). Außerdem konnten die Margen im Einlagenbereich verbessert werden. Daneben reduzierten sich die Verwaltungsaufwendungen – unter anderem auf Grund des Effizienzsteigerungsprogramms PRO – um 8,8% auf 374 Mio €. Infolge der gestiegenen operativen Erträge und der gleichzeitig rückläufigen Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio um 17,7%-Punkte auf 69,5% (per 31. März 2005: 87,2%). Trotz gestiegener Kreditrisikovorsorge verfünffachte sich das Betriebsergebnis gegenüber dem Vorjahr.

Im Ressort Firmenkunden und freie Berufe konnten wir mit 167 Mio € trotz des bereits erreichten hohen Niveaus im Vorjahr ein um 8,4% oder 13 Mio € verbessertes Betriebsergebnis erzielen. Der Anstieg der operativen Erträge um 5,3% auf 458 Mio € resultiert hauptsächlich aus dem gestiegenen Provisionsüberschuss (+ 11,9%) infolge gestiegener Beratungsentgelte im Zusammenhang mit strukturierten Finanzierungen, höheren Einnahmen aus in- und ausländischem Zahlungsverkehr und dem ebenfalls erfolgreichen Vertrieb von innovativen Anlageprodukten. Der Zinsüberschuss nahm vor allem durch verbesserte Zinsmargen und gestiegene Kundenvolumen im Passivgeschäft um 2,2% zu. Die Cost-Income-Ratio konnte bei leicht sinkendem Verwaltungsaufwand (– 1,0%) um 2,8%-Punkte auf 43,9% verbessert werden.

Das Ressort Immobilien hat das in 2005 begonnene Restrukturierungsprogramm auch im ersten Quartal 2006 unverändert konsequent fortgeführt. Die Ergebnisentwicklung des Ressorts Immobilien steht dementsprechend weiter im Zeichen dieser Restrukturierung. Dabei haben sich die operativen Erträge gegenüber dem Vorjahr um 10,3% verringert. Dieser Rückgang resultiert vor allem aus dem Zinsüberschuss, der sich im Rahmen des aus strategischen Gründen fortgeführten Portfolioabbaus um 10 Mio € (– 10,4%) ermäßigte. Dennoch konnte auf Grund der um 12,2% rückläufigen Verwaltungsaufwendungen eine leichte Verbesserung der Cost-Income-Ratio auf 34,6% erreicht werden. Das Betriebsergebnis hat sich entsprechend reduziert, liegt aber voll im Rahmen der Planung.

Entwicklung im Geschäftsfeld Österreich und CEE

Das Geschäftsfeld Österreich und CEE erwirtschaftete bei konstant gebliebener Kreditrisikovorsorge ein Betriebsergebnis in Höhe von 309 Mio € und liegt damit um 52,2% über dem Betriebsergebnis des ersten Quartals 2005.

Die Cost-Income-Ratio verbesserte sich auf der Basis der deutlich gesteigerten operativen Erträge (+ 18,1%) bei gleichzeitig um 9,6% gestiegenen Verwaltungsaufwendungen auf 60,1% (64,8% per 31. März 2005).

Das Ressort Privatkunden Österreich erzielte im Vergleich mit dem entsprechenden Vorjahreszeitraum durch die Steigerung des Provisionsüberschusses (+ 14,8%) ein Wachstum der operativen Erträge um 4,8%. Diese Ertragssteigerung führte bei um 4,4% erhöhten Verwaltungsaufwendungen zu einer leicht verbesserten Cost-Income-Ratio. Dadurch erzielte das Ressort trotz einer um 8,7% gestiegenen Kreditrisikovorsorge ein um 5,0% höheres Betriebsergebnis.

Im Ressort Firmenkunden des Geschäftsfelds Österreich und CEE konnten die operativen Erträge durch eine deutliche Zunahme im Provisionsüberschuss um 7,7% gesteigert werden, insbesondere aus höheren Erträgen im Wertpapier- und Depotgeschäft sowie im Derivategeschäft. Der Zinsüberschuss erhöhte sich um 4,6%. Dieses Ertragswachstum und die Reduzierung der Verwaltungsaufwendungen führten zu einer Verbesserung der Cost-Income-Ratio gegenüber dem Vorjahresquartal um 7,2%-Punkte auf 56,9%. Obwohl sich die Kreditrisikovorsorge um 16,2% erhöhte, erzielte das Ressort einen kräftigen Anstieg des Betriebsergebnisses um 64,3%.

Im Ressort Großkunden und Immobilien entwickelte sich das Betriebsergebnis in Höhe von 68 Mio € mit einem Wachstum von 65,9% im Vergleich zum ersten Quartal 2005 ebenfalls sehr positiv. Dies liegt neben der deutlich gesunkenen Kreditrisikovorsorge (– 78,6%) insbesondere in dem starken Provisionsüberschuss (+ 68,0%) begründet (Derivategeschäft). Der Anstieg der operativen Erträge um 15,7% führte trotz der leicht gestiegenen Verwaltungsaufwendungen zu einer Reduzierung der Cost-Income-Ratio auf 49,3% (54,5% per 31. März 2005).

Im Ressort Zentral- und Osteuropa (CEE) lässt sich der signifikante Anstieg der operativen Erträge um 34,8% auf die erfreuliche Entwicklung der beiden Ertragskomponenten Zinsüberschuss (+ 37,7%) und Provisionsüberschuss (+ 38,6%) zurückführen. Die deutliche Steigerung der operativen Erträge konnte die Erhöhung der Verwaltungsaufwendungen (+ 24,0%) mehr als kompensieren. Die Cost-Income-Ratio verbesserte sich dadurch um 4,6% auf 52,5%. Das Betriebsergebnis stieg bei nahezu konstanter Kreditrisikovorsorge um 63,0% auf 176 Mio € nach 108 Mio € im ersten Quartal 2005.

Die Bank Austria Creditanstalt-Gruppe hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie dem Refinanzierungsaufwand des Goodwills, 386 Mio € zum Ergebnis vor Steuern der HVB Group beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe in Höhe von 421 Mio € wird von der Bank Austria Creditanstalt separat veröffentlicht.

Entwicklung im Geschäftsfeld Corporates & Markets

Das Geschäftsfeld Corporates & Markets erzielte im ersten Quartal 2006 in einem günstigen Kapitalmarktumfeld ein mehr als verdoppeltes Betriebsergebnis in Höhe von 499 Mio €. Getragen wurde diese Entwicklung durch die um 53,6% gestiegenen operativen Erträge, die in allen drei Erfolgsquellen kräftig zulegen konnten. Besonders erfolgreich waren das Handelsergebnis mit einem Anstieg um mehr als die Hälfte auf 465 Mio € und der fast verdoppelte Provisionsüberschuss. Der Anstieg der Verwaltungsaufwendungen reflektiert in höheren leistungsbezogenen Personalaufwendungen die dynamische Ertragsentwicklung, die zu einer um 11,8%-Punkte verbesserten Cost-Income-Ratio führte. Darüber hinaus wurde ein um 14 Mio € höheres Finanzanlageergebnis erzielt, so dass sich auch das Ergebnis vor Steuern mit 553 Mio € mehr als verdoppeln konnte.

Auch im Ressort Corporates konnte ein deutlicher Zuwachs der operativen Erträge (+ 91,3% zum Vorjahr) erwirtschaftet werden. Zu dieser Steigerung hat auch die im zweiten Quartal des Vorjahres erstmalig erfolgte Vollkonsolidierung der Closed Joint Stock Company International Moscow Bank (IMB) beigetragen. Dabei erhöhten sich alle drei Erfolgsquellen der operativen Erträge signifikant (Zinsüberschuss, Provisionsüberschuss und Handelsergebnis). Trotz des bonibedingten deutlichen Anstiegs der Verwaltungsaufwendungen konnte sich die Cost-Income-Ratio durch das gestiegene Ertragsniveau signifikant um 15,0%-Punkte auf 37,4% verbessern.

Die operativen Erträge im Ressort Markets legten insbesondere wegen des um 132 Mio € oder 43,7% auf 434 Mio € stark ausgeweiteten Handelsergebnisses zu. Dabei konnte der gestiegene Provisionsüberschuss den rückläufigen Zinsüberschuss teilweise ausgleichen. Die Verwaltungsaufwendungen erhöhten sich wegen der höheren leistungsbezogenen Personalaufwendungen um 10,0%. Dennoch verbesserte sich die Cost-Income-Ratio deutlich um 9,1%-Punkte auf 45,0%.

Geschäftsfeld Real Estate Restructuring

Der Teilkonzern HVB Immobilien, dessen Ergebnisse auf Grund des bestehenden Ergebnisabführungsvertrages mit der HVB AG bereits bisher schon im Ergebnis der HVB Group enthalten war, wurde im ersten Quartal 2006 erstmals vollkonsolidiert, so dass die bisher im Geschäftsfeld im Saldo der übrigen Aufwendungen und Erträge enthaltene Verlustübernahme entfällt. Die im Teilkonzern Immobilien aufgelaufenen Erträge und Aufwendungen des ersten Quartals 2006 finden sich in den einzelnen Erfolgspositionen des Geschäftsfelds als Erstkonsolidierungseffekt wieder. Ausschließlich aus diesem Grund stieg der Verwaltungsaufwand um 9 Mio € bzw. 39,1% gegenüber dem Vorjahr und führte zu einem negativen Betriebsergebnis in Höhe von – 7 Mio € (Vorjahr: 10 Mio €). Der Zinsüberschuss reduzierte sich um 11 Mio € auf 21 Mio € auf Grund des Portfolioabbaus. Nachdem sich die im Vorjahr noch über Verlustübernahmen enthaltenen Belastungen aus dem Teilkonzern Immobilien AG deutlich reduzierten, verbesserte sich das Ergebnis vor Steuern im ersten Quartal 2006 um 10 Mio € auf – 13 Mio €.

Segment Sonstige/Konsolidierung

Dem Segment Sonstige/Konsolidierung werden im Wesentlichen Service-Gesellschaften der HVB Group zugeordnet. Während das Betriebsergebnis mit – 113 Mio € gegenüber dem Vorjahr praktisch unverändert geblieben ist, hat sich das Ergebnis vor Steuern mit – 49 Mio € auf Grund eines im Finanzanlageergebnis vereinnahmten Gewinns aus der Veräußerung eines Teils unseres Anteilsbesitzes an Babcock & Brown Limited (+ 55 Mio €) nahezu halbiert.

VERMÖGENS- UND FINANZLAGE

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich zum 31. März 2006 auf 498,2 Mrd €, das sind 4,6 Mrd € bzw. 0,9% mehr als zum Vorjahresende. Dieser Anstieg resultiert auf der Aktivseite im Wesentlichen aus der Zunahme der Forderungen an Kreditinstitute (+ 15,3 Mrd €). Dagegen reduzierten sich insbesondere die Handelsaktiva (- 4,9 Mrd €), die Forderungen an Kunden (- 3,6 Mrd €), die Barreserve (- 2,1 Mrd €) und die Finanzanlagen (- 0,9 Mrd €).

Das Kreditvolumen ermäßigte sich um 2,3 Mrd € auf 330,3 Mrd €. Während die Kredite und Darlehen an Kunden um 3,4 Mrd € zurückgingen, stiegen die Kredite und Darlehen an Kreditinstitute (+ 0,8 Mrd €) und Eventualverbindlichkeiten (+ 0,3 Mrd €) geringfügig.

Auf der Passivseite wird der Rückgang der Handelspassiva in Höhe von 3,2 Mrd € durch Zuwächse bei den verbrieften Verbindlichkeiten von 3,2 Mrd € und bei den Verbindlichkeiten gegenüber Kreditinstituten und Kunden von jeweils 1,4 Mrd € überkompensiert. Das bilanzielle Eigenkapital stieg vor allem auf Grund des im ersten Quartal 2006 erwirtschafteten Gewinns um 0,9 Mrd € auf nunmehr 16,3 Mrd €. Hierin enthalten sind 3,3 Mrd € Anteile im Fremdbesitz (+ 0,2 Mrd € gegenüber dem Vorjahresultimo). Gemäß IAS 19.93 A wurden erstmals versicherungsmathematische Verluste in Höhe von 1,0 Mrd € im Eigenkapital erfasst. Die Vorjahreswerte wurden entsprechend angepasst (vgl. hierzu Kapitel »Sonstige Angaben« Absatz IFRS Grundlagen).

Die Bilanzpositionen »Zur Veräußerung gehaltene Vermögensgruppe« und »Zur Veräußerung gehaltene Verbindlichkeiten« beinhalten gemäß IFRS 5 die Vermögenswerte bzw. Verbindlichkeiten der dem Geschäftsfeld Österreich/CEE zugeordneten HVB Splitska banka d.d., Split, deren Verkauf im April dieses Jahres vereinbart wurde (siehe auch »Vorgänge nach dem 31. März 2006«).

Risikoaktiva, Kapitalquoten und Liquidität

Mit 232 Mrd € blieben die Risikoaktiva nach KWG gegenüber dem Vorjahr fast unverändert. Die Marktrisikopositionen gemäß KWG belaufen sich auf 951 Mio €.

Das Kernkapital gemäß KWG betrug am 31. März 2006 17,1 Mrd €. Daraus ergibt sich eine Kernkapitalquote in Höhe von 7,4% und eine Eigenmittelquote von 10,5%. Bei zusätzlicher Berücksichtigung von Marktrisikopositionen in der Kernkapitalquote beläuft sich diese auf 7,0%.

Die Liquidität eines Kreditinstiuts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert im ersten Quartal 2006 durchschnittlich auf 1,2 (im Jahresdurchschnitt 2005: 1,2).

IFRS-Grundlagen

Der vorliegende Zwischenbericht ist nach den Vorschriften der International Financial Reporting Standards (IFRS) aufgestellt und entspricht dem für die Zwischenberichterstattung herausgegebenen IAS 34. Wir haben mit Ausnahme der Anwendung geänderter und neuer IFRS dieselben Bilanzierungs- und Bewertungsmethoden wie im Konzernabschluss 2005 angewandt.

Nachfolgend sind die ab 1. Januar 2006 erstmals anzuwendenden Änderungen der Standards dargestellt, die unsere Bank grundsätzlich betreffen:

Das im überarbeiteten IAS 19.93 A »Leistungen an Arbeitnehmer« neu ermöglichte Wahlrecht, ungetilgte versicherungsmathematische Gewinne oder Verluste außerhalb des Periodenergebnisses im Eigenkapital erfassen zu können, hat die HVB Group ausgeübt. Die Vergleichswerte des Vorjahres sowie die Eigenkapitalentwicklung wurden entsprechend angepasst. Dabei wurden 1372 Mio € ungetilgte versicherungsmathematische Verluste sowie damit im Zusammenhang stehende aktive latente Steuern (400 Mio €) direkt mit dem Eigenkapital verrechnet. Das Eigenkapital hat sich durch die Methodenänderung somit per 31. Dezember 2005 um 972 Mio € verringert; davon entfallen 166 Mio € auf Anteile in Fremdbesitz. Die Rückstellungen haben sich in Höhe des ungetilgten versicherungsmathematischen Verlustes (1372 Mio €) saldiert mit der aktivierten Überdeckung des Planvermögens (264 Mio €) um 1108 Mio € erhöht. Die Finanzanlagen (Überdeckung des Planvermögens) haben sich entsprechend um 264 Mio € reduziert.

Daneben waren noch folgende Standardänderungen erstmals anzuwenden, die für die HVB Group keine wesentlichen Auswirkungen haben:

- Änderung zu IAS 21 »Auswirkungen von Änderungen der Wechselkurse«.
- Ergänzung des IAS 39 »Finanzinstrumente: Ansatz und Bewertung« und IFRS 4 »Versicherungsverträge«.
- Änderung von IAS 39 zum Cashflow Hedge Accounting.
- Interpretation IFRIC 4 zu Leasingverhältnissen.

Bezüglich der sonstigen Bilanzierungs- und Bewertungsmethoden siehe Geschäftsbericht 2005 der HVB Group, Seiten 113 ff.

Änderungen des Konsolidierungskreises

Ab dem 1. Januar 2006 haben wir die HVB Immobilien AG mit ihren Tochtergesellschaften im Rahmen einer Vollkonsolidierung in den Konzernabschluss der HVB Group einbezogen. Die Geschäftstätigkeit dieser Immobilienprojektgesellschaften ist darauf ausgerichtet, ihren Immobilienbestand bestmöglich zu verwalten. Die Ergebnisse dieser Gesellschaften waren auch bisher schon mittels Verlustübernahme in der Gewinn- und Verlustrechnung der HVB Group im Saldo der übrigen Erträge und Aufwendungen enthalten.

Neben dem Teilkonzern HVB Immobilien AG wurden unter anderem die Joint Stock Commercial Bank HVB Bank Ukraine, Kiew, und die HVB Bank Latvia, Riga, per 1. Januar 2006 in den Konsolidierungskreis einbezogen.

Bereits im Geschäftsjahr 2005 hatten wir unter anderem folgende Banken in den Konsolidierungskreis aufgenommen. Beim Vergleich mit dem ersten Quartal 2005 wirken sich deren Ergebnisse aus, da deren Erstkonsolidierung erst nach dem 31. März 2005 stattgefunden hat (vgl. Geschäftsbericht 2005, S. 116 ff):

- Closed Joint Stock Company International Moscow Bank, Moskau,
- Hebros Bank, Plovdiv,
- HVB Banka Srbija i Crna Gora A.D., Belgrad,
- Banca Comerciala »Ion Tiriac« S.A., Bukarest.

Ereignisse nach dem 31. März 2006

Im April 2006 wurde zwischen Vertretern der polnischen Regierung sowie Vertretern von UniCredit eine Einigung hinsichtlich der künftigen Struktur der UniCredit Gruppe in Polen erzielt. Durch einen ebenfalls im April 2006 ausgestellten Bescheid der polnischen Nationalbank wurden die seit dem 17. November 2005 blockierten Stimmrechte bei der Bank BPH S.A., Krakau, die in der HVB Group über die Bank Austria Creditanstalt AG gehalten werden, wieder freigegeben. Die Stimmrechte waren deshalb blockiert, da die erforderliche Genehmigung der polnischen Nationalbank zum indirekten Stimmrechtserwerb der UniCredit an der Bank BPH S.A., Krakau, noch nicht vorlag. Im Zuge der Neustrukturierung des UniCredit-Konzerns ist beabsichtigt, die Anteile, die die Bank Austria Creditanstalt AG an der BPH S.A., Krakau hält, zur Gänze an die UniCredit-Holding zu übertragen, die dann die weiteren Umstrukturierungsschritte in Polen setzen wird.

Ebenfalls im April 2006 wurde der Verkauf der HVB Splitska banka, d.d., Split, vertraglich vereinbart. Die HVB Splitska banka, d.d., Split, ist im Zwischenabschluss der HVB Group zum 31. März 2006 in der Bilanz in der Position »Zur Veräußerung gehaltene Vermögensgruppe« bzw. in der Position »Zur Veräußerung gehaltene Verbindlichkeiten« enthalten. In der Gewinn- und Verlustrechnung ist das Ergebnis der Splitska banka, d.d., Split, in den einzelnen Gewinn- und Verlustzeilen enthalten. Die Entkonsolidierung der Splitska banka, d.d., Split, erfolgt mit dem Closing, das voraussichtlich im zweiten Quartal 2006 stattfinden wird.

AUSBLICK

Gesamtwirtschaftliche Entwicklung

Im Jahresverlauf wird sich die Weltwirtschaft abschwächen. Trotz weiter steigender Ölpreise steht aber keine harte Landung bevor. Mit gut 3% BIP-Anstieg dürfte sich die weltweite Dynamik vielmehr robust zeigen (Vorjahr: 3,5%). Wachstumspole bleiben neben China und den asiatischen Schwellenländern die USA. Allerdings wird das US-Wachstum im Jahresverlauf voraussichtlich unter den langjährigen Trend rutschen. Wegen des starken Jahresauftakts dürfte die jahresdurchschnittliche Wachstumsrate in den USA aber 2006 noch 3,25% erreichen (Vorjahr: 3,5%). Bremsend wirkt insbesondere das Ende des US-Immobilienbooms, das den privaten Verbrauch tendenziell dämpft. Aber auch der Wegfall der geldpolitischen Stimuli, das weiter anschwellende Außenhandelsdefizit sowie der hohe Ölpreis belasten. Die japanische Wirtschaft dürfte im laufenden Jahr mit gut 2% wachsen (2005: 2,7%). Dabei kann sich die konjunkturelle Dynamik auf eine immer breitere Basis stützen. Die Bank of Japan wird jedoch eine erste Zinsanhebung nicht vor dem vierten Quartal 2006 vornehmen, da das Ende der Deflation noch nicht nachhaltig gesichert ist.

Im Euroraum dürften die Frühindikatoren ihren Höhepunkt bald überschritten haben und eine erneute Abschwächung des BIP-Wachstums signalisieren (Gesamtjahr 2006: 1,75% nach 1,4% 2005). Während die Exportnachfrage in der zweiten Jahreshälfte an Schwung einbüßen wird, dürften sich die Unternehmensinvestitionen weiterhin positiv entwickeln. Die Konsumnachfrage der privaten Haushalte wird dagegen kraftlos bleiben. Darauf deuten die nur allmähliche Verbesserung der Arbeitsmarktlage und der Ölpreisanstieg, der einen Großteil der Erhöhung der verfügbaren Einkommen absorbiert. Lediglich in Deutschland wird der private Verbrauch zum Jahresende hin anziehen, da die angekündigte Mehrwertsteuererhöhung Vorzieheffekte auslöst. Dieser Teil des Wachstums wird 2007 allerdings fehlen.

Die Länder Zentral- und Osteuropas dürften angesichts einer noch robusten Exportnachfrage und einer zunehmenden Stabilisierung der Binnennachfrage im Jahresdurchschnitt 2006 mit rund 5% wachsen. In Österreich wird sich das Wirtschaftswachstum im laufenden Jahr voraussichtlich nochmals beschleunigen. Mit 2,5% dürfte das BIP so stark zulegen wie seit sechs Jahren nicht mehr. Auch der private Konsum wird dabei die Dynamik unterstützen, profitieren die Haushalte doch von einer niedrigen Inflation ebenso wie von steigender Beschäftigung.

Der Zinserhöhungszyklus der amerikanischen Notenbank scheint abgeschlossen. Eine erste Zinssenkung dürfte bereits Anfang nächsten Jahres erfolgen. Die europäische Zentralbank wird den Leitzins dagegen voraussichtlich noch zwei Mal erhöhen, auf dann 3%. Wenn die Märkte eine Fed-Zinssenkung einzupreisen beginnen, dürften auch die Renditen von 10-jährigen US-Staatsanleihen wieder deutlich zurückgehen. Dafür sprechen auch die US-Wachstumsabschwächung und das Auslaufen der Inflationsängste. Bundesanleihen werden den Vorgaben aus den USA auf niedrigerem Niveau folgen. Der US-Dollar dürfte auf mittlere Sicht durch die Re-Fokussierung auf das hohe amerikanische Leistungsbilanzdefizit sowie die weitere Aufwertung der chinesischen Währung weiter abwerten. Bis zum Ende des Jahres sollte der Euro deshalb bei etwa 1,30 US-Dollar liegen.

Ergebnisentwicklung der HVB Group

Die im letztjährigen Risikobericht (Geschäftsbericht 2005, Seiten 76 – 103) erläuterten Risiken der zukünftigen Entwicklung der HVB Group blieben im bisherigen Jahresverlauf unverändert.

Wie bereits im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2005 (Geschäftsbericht 2005, Seite 74) erwähnt, planen wir für das Geschäftsjahr 2006 bei nahezu unveränderten Verwaltungsaufwendungen eine spürbare Steigerung der operativen Erträge. Treiber der verbesserten operativen Erträge sollen dabei das Handelsergebnis und ein stärkerer Provisionsüberschuss sein.

Daraus ergibt sich dann auch eine planmäßige Verbesserung der Cost-Income-Ratio und der Eigenkapitalrentabilität.

Mit dem durch die starken operativen Erträge geprägten Ergebnis des ersten Quartals 2006 haben wir unsere internen Ziele sowohl auf der Ertragsseite als auch bei den Kennziffern weit übertroffen und sehen uns auf einem guten Weg, unsere für 2006 gesetzten Ziele im Gesamtjahr zu erreichen, auch wenn wir nicht erwarten, dass sich die Erträge im weiteren Verlauf des Jahres auf dem Niveau des ersten Quartals stabilisieren werden.

Die HVB-Aktie hat im ersten Quartal um 6,4% zugelegt und mit einem Kurs von € 27,24 geschlossen. Gegenüber unseren Benchmarkindizes MDAX und Prime-Banks-Index hat sich unsere Aktie jedoch rund 12% schwächer entwickelt. Dies ist jedoch vor der Kursentwicklung im Jahr 2005 zu sehen, in dem die HVB-Aktie nahezu sämtliche europäischen Finanzwerte und relevanten Indizes sehr deutlich outperformte.

Der nach Abschluss des Zusammenschlusses mit UniCredit verbleibende Streubesitz von nur noch 6,07% und der Wechsel der HVB-Aktie vom DAX in den MDAX am 19. Dezember 2005 haben dazu geführt, dass sich das Nachfrageverhalten verändert hat. Noch Ende 2005 lag der durchschnittliche tägliche Handelsumsatz bei 4,5 Millionen Stück, während in den ersten drei Monaten 2006 das tägliche durchschnittliche Handelsvolumen auf 0,7 Millionen Stück zurückgegangen ist. Per Ende März war die HVB-Aktie mit 1,35% im MDAX und mit 1,41% im Prime-Banks-Index gewichtet.

Auf Grund des geringeren Streubesitzes wird die HVB-Aktie per Ende März 2006 noch von elf Banken- und Wertpapierhäusern wie folgt bewertet: Knapp die Hälfte (46%) der Analysten empfehlen die Aktie zum »Halten«, 18% zum »Untergewichten« und 36% zum »Übergewichten«.

Vor dem Hintergrund einer anhaltenden Steigerung unserer finanziellen Ergebnisse und der Verbesserung der gesamtwirtschaftlichen Rahmenbedingungen in Deutschland sehen wir für die HVB-Aktie weiterhin interessantes Kurspotenzial.

HVB-Aktie im Vergleich zu MDAX und Prime Banks


HVB-Aktie in € vom 30.12.2005 bis 31.3.2006
31,0
29,5
28,0
26,5
HVB-Aktie
MDAX
indexiert auf HVB
Prime Banks
indexiert auf HVB
30.12.
6.1.
13.1.
20.1.
27.1.
3.2.
10.2.
17.2.
24.2.
3.3.
10.3.
17.3.
24.3.
31.3.

ERGEBNISSE

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 31. MÄRZ 2006

Erträge/Aufwendungen		1.1.–31.3.2006	1.1.–31.3.2005	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		4 367	4 209	+ 158	+ 3,8
Zinsaufwendungen		2 861	2 805	+ 56	+ 2,0
Zinsüberschuss	(2)	1 506	1 404	+ 102	+ 7,3
Kreditrisikovorsorge	(3)	330	323	+ 7	+ 2,2
Zinsüberschuss nach Kreditrisikovorsorge		1 176	1 081	+ 95	+ 8,8
Provisionserträge		1 155	903	+ 252	+ 27,9
Provisionsaufwendungen		183	146	+ 37	+ 25,3
Provisionsüberschuss	(4)	972	757	+ 215	+ 28,4
Handelsergebnis	(5)	508	322	+ 186	+ 57,8
Verwaltungsaufwand	(6)	1 691	1 600	+ 91	+ 5,7
Saldo sonstige betriebliche Erträge/Aufwendungen	(7)	11	– 32	+ 43	
Betriebsergebnis		**976**	**528**	**+ 448**	**+ 84,8**
Finanzanlageergebnis		109	74	+ 35	+ 47,3
Abschreibungen auf Geschäfts- oder Firmenwerte		—	—	—	—
Saldo übrige Erträge/Aufwendungen	(8)	– 4	– 37	+ 33	+ 89,2
Ergebnis der gewöhnlichen Geschäftstätigkeit/					
Ergebnis vor Steuern		**1 081**	**565**	**+ 516**	**+ 91,3**
Ertragsteuern		283	160	+ 123	+ 76,9
Ergebnis nach Steuern		**798**	**405**	**+ 393**	**+ 97,0**
Fremdanteile am Ergebnis		– 147	– 69	– 78	> – 100,0
Gewinn/Verlust		**651**	**336**	**+ 315**	**+ 93,8**

		1.1.–31.3.2006	1.1.–31.3.2005
		in €	in €
Ergebnis je Aktie	(9)	0,87	0,45

Da zum 31. März 2006 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

BILANZ
ZUM 31. MÄRZ 2006

Aktiva

	Notes	31.3.2006 in Mio €	31.12.2005 in Mio €	Veränderung in Mio €	Veränderung in %
Barreserve		5 686	7 757	– 2 071	– 26,7
Handelsaktiva	(10)	98 614	103 519	– 4 905	– 4,7
Forderungen an Kreditinstitute	(11)	72 487	57 229	+ 15 258	+ 26,7
Forderungen an Kunden	(12)	271 071	274 643	– 3 572	– 1,3
Wertberichtigungen auf Forderungen	(14)	– 12 138	– 12 511	+ 373	+ 3,0
Finanzanlagen	(15)	44 547	45 419	– 872	– 1,9
Sachanlagen		2 796	2 723	+ 73	+ 2,7
Immaterielle Vermögenswerte		2 764	2 776	– 12	– 0,4
Ertragsteueransprüche		3 366	3 291	+ 75	+ 2,3
Sonstige Aktiva		5 654	5 573	+ 81	+ 1,5
Zur Veräußerung gehaltene Vermögensgruppe	(16)	3 392	3 240	+ 152	+ 4,7
Summe der Aktiva		**498 239**	**493 659**	**+ 4 580**	**+ 0,9**

Passiva	Notes	31.3.2006	31.12.2005	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	(17)	115127	113739	+ 1388	+ 1,2
Verbindlichkeiten gegenüber Kunden	(18)	159779	158421	+ 1358	+ 0,9
Verbriefte Verbindlichkeiten	(19)	109176	105982	+ 3194	+ 3,0
Handelspassiva		60425	63638	− 3213	− 5,0
Rückstellungen	(20)	5981	5672	+ 309	+ 5,4
Ertragsteuerverpflichtungen		1984	1891	+ 93	+ 4,9
Sonstige Passiva		10222	9406	+ 816	+ 8,7
Nachrangkapital	(21)	17269	17612	− 343	− 1,9
Zur Veräußerung gehaltene Verbindlichkeiten[1]	(22)	2002	1887	+ 115	+ 6,1
Eigenkapital		16274	15411	+ 863	+ 5,6
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital		12987	12358	+ 629	+ 5,1
Gezeichnetes Kapital		2252	2252	0	0
Kapitalrücklage		9125	9128	− 3	0,0
Andere Rücklagen		31	58	− 27	− 46,6
Bewertungsänderungen von Finanzinstrumenten		737	729	+ 8	+ 1,1
AfS-Rücklage		1075	871	+ 204	+ 23,4
Hedge-Rücklage		− 338	− 142	− 196	>− 100,0
Konzerngewinn 2005		191	191	0	0
Gewinn/Verlust 1.1.–31.3.		651	0	+ 651	>+ 100,0
Anteile in Fremdbesitz		3287	3053	+ 234	+ 7,7
Summe der Passiva		**498239**	**493659**	**+ 4580**	**+ 0,9**

[1] Ohne konzerninterne Refinanzierung.

ENTWICKLUNG DES EIGENKAPITALS

in Mio €	2006	2005
Eigenkapital zum 1. 1. (vor Änderung IAS 19)	**16 383**	**13 976**
Pensionsähnliche Verpflichtungen (IAS 19)		
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	- 972	- 288
Eigenkapital zum 1. 1. (nach Änderung IAS 19)	**15 411**	**13 688**
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1. 1. (vor Änderung IAS 19)	13 164	11 467
Pensionsähnliche Verpflichtungen (IAS 19)		
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	- 806	- 245
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1. 1. (nach Änderung IAS 19)	12 358	11 222
Veränderungen 1. 1.–31. 3.		
Gezeichnetes Kapital	0	0
Zugang aus Barkapitalerhöhung	0	0
Bestandsveränderungen und Ergebnis eigener Aktien	0	0
Kapitalrücklage	- 3	0
Zugang aus Barkapitalerhöhung	—	0
Abzug der Kosten aus der Kapitalerhöhung	—	0
Bestandsveränderungen und Ergebnis eigener Aktien	- 3	0
Gewinnrücklagen	—	—
Pensionsähnliche Verpflichtungen IAS 19	0	0
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	0	0
Rücklagen aus Währungs- und sonstigen Veränderungen	- 27	45
Bewertungsänderungen von Finanzinstrumenten	8	148
Konzerngewinn 2005 (Ausschüttung der HVB AG)	0	0
Gewinn/Verlust 1. 1.–31. 3.	651	336
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 31. 3.	12 987	11 751
Fremdanteile zum 1. 1. (vor Änderung IAS 19)	3 219	2 509
Pensionsähnliche Verpflichtungen (IAS 19)		
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	- 166	- 43
Fremdanteile zum 1. 1. (nach Änderung IAS 19)	3 053	2 466
Veränderung der Anteile in Fremdbesitz 1. 1.–31. 3.	234	130
Fremdanteile zum 31. 3.	3 287	2 596
Eigenkapital zum 31. 3.	**16 274**	**14 347**
darunter:		
Eigenkapital der zur Veräußerung gehaltenen Vermögensgruppe (HVB Splitska banka)	125	103

KAPITALFLUSSRECHNUNG

in Mio €	2006	2005
Zahlungsmittelbestand zum 1. 1.	**7 757**	**6 903**
Cashflow aus operativer Geschäftstätigkeit	- 3 798	355
Cashflow aus Investitionstätigkeit	1 653	- 1 668
Cashflow aus Finanzierungstätigkeit	88	- 507
Effekte aus Wechselkursänderungen	- 14	8
Zahlungsmittelbestand zum 31. 3.	**5 686**	**5 091**

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

1

Segmentberichterstattung
Erfolgsrechnung nach Geschäftsfeldern
vom 1. Januar bis 31. März 2006

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.–31.3.2006	662	631	282	21	– 90	1 506
1.1.–31.3.2005	663	548	224	32	– 63	1 404
Kreditrisikovorsorge						
1.1.–31.3.2006	201	110	19	—	—	330
1.1.–31.3.2005	164	110	47	—	2	323
Provisionsüberschuss						
1.1.–31.3.2006	433	411	132	1	– 5	972
1.1.–31.3.2005	364	322	68	2	1	757
Handelsergebnis						
1.1.–31.3.2006	1	13	465	—	29	508
1.1.–31.3.2005	—	18	304	—	—	322
Verwaltungsaufwand						
1.1.–31.3.2006	610	630	370	32	49	1 691
1.1.–31.3.2005	654	575	309	23	39	1 600
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.–31.3.2006	3	– 6	9	3	2	11
1.1.–31.3.2005	– 6	—	– 18	– 1	– 7	– 32
Betriebsergebnis						
1.1.–31.3.2006	288	309	499	– 7	– 113	976
1.1.–31.3.2005	203	203	222	10	– 110	528
Finanzanlageergebnis						
1.1.–31.3.2006	– 6	—	55	– 5	65	109
1.1.–31.3.2005	—	13	41	—	20	74
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.–31.3.2006	—	—	—	—	—	—
1.1.–31.3.2005	—	—	—	—	—	—

Segmentberichterstattung
Erfolgsrechnung nach Geschäftsfeldern vom 1. Januar bis 31. März 2006 (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Saldo übrige Erträge/Aufwendungen						
1.1.–31.3.2006	– 1	—	– 1	– 1	– 1	– 4
1.1.–31.3.2005	– 1	—	—	– 33	– 3	– 37
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1.–31.3.2006	281	309	553	– 13	– 49	1 081
1.1.–31.3.2005	202	216	263	– 23	– 93	565
darunter:						
Bank Austria Creditanstalt-Gruppe						
1.1.–31.3.2006	—	309	75	—	2	386
1.1.–31.3.2005	—	216	42	—	– 14	244

Eigenkapitalrentabilität nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring[1]	Sonstige/ Konsolidierung[1]	HVB Group
Eigenkapitalrentabilität vor Steuern[2]						
1.1.–31.3.2006	26,0	21,5	60,2	—	—	29,6
1.1.–31.3.2005[3]	17,5	17,4	30,7	—	—	16,2

[1] Kennzahlenwerte ökonomisch nicht aussagekräftig.

[2] Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital inklusive Anteile im Fremdbesitz, jeweils ohne Bewertungsänderungen von Finanzinstrumenten.

[3] Vorjahreswerte angepasst wegen Anwendung des geänderten IAS 19.93 A; ferner wurde die »Allokation der Anteile im Fremdbesitz« ab 1. 1. 2006 verfeinert.

Erfolgsrechnung nach Ressorts
Geschäftsfeld Deutschland

in Mio €	Privatkunden-geschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
31. 3. 2006	538	458	104	-1	1 099
31. 3. 2005	470	435	116	—	1 021
Kreditrisikovorsorge					
31. 3. 2006	54	90	57	—	201
31. 3. 2005	39	78	47	—	164
Verwaltungsaufwand					
31. 3. 2006	374	201	36	-1	610
31. 3. 2005	410	203	41	—	654
Betriebsergebnis					
31. 3. 2006	110	167	11	—	288
31. 3. 2005	21	154	28	—	203
Cost-Income-Ratio					
31. 3. 2006	69,5%	43,9%	34,6%	—	55,5%
31. 3. 2005	87,2%	46,7%	35,3%	—	64,1%

Geschäftsfeld Österreich und CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
31. 3. 2006	303	153	140	453	—	1 049
31. 3. 2005	289	142	121	336	—	888
Kreditrisikovorsorge						
31. 3. 2006	25	43	3	39	—	110
31. 3. 2005	23	37	14	36	—	110
Verwaltungsaufwand						
31. 3. 2006	236	87	69	238	—	630
31. 3. 2005	226	91	66	192	—	575
Betriebsergebnis						
31. 3. 2006	42	23	68	176	—	309
31. 3. 2005	40	14	41	108	—	203
Cost-Income-Ratio						
31. 3. 2006	77,9%	56,9%	49,3%	52,5%	—	60,1%
31. 3. 2005	78,2%	64,1%	54,5%	57,1%	—	64,8%

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
31. 3. 2006	489	398	1	888
31. 3. 2005	370	208	—	578
Kreditrisikovorsorge				
31. 3. 2006	—	19	—	19
31. 3. 2005	—	47	—	47
Verwaltungsaufwand				
31. 3. 2006	220	149	1	370
31. 3. 2005	200	109	—	309
Betriebsergebnis				
31. 3. 2006	269	230	—	499
31. 3. 2005	170	52	—	222
Cost-Income-Ratio				
31. 3. 2006	45,0%	37,4%	—	41,7%
31. 3. 2005	54,1%	52,4%	—	53,5%

2 Zinsüberschuss

in Mio €	1.1.–31.3. 2006	1.1.–31.3. 2005
Zinserträge aus		
Kredit- und Geldmarktgeschäften	3 806	3 694
festverzinslichen Wertpapieren und Schuldbuchforderungen	362	344
Aktien und anderen nicht festverzinslichen Wertpapieren	16	21
verbundenen Unternehmen	10	13
nach der Equity-Methode bewerteten Unternehmen	22	28
Beteiligungen	34	11
Immobilien des Finanzanlagebestandes	18	7
Zinsaufwendungen für		
Einlagen	1 553	1 512
Verbriefte Verbindlichkeiten	1 016	1 001
Nachrangkapital	244	247
Ergebnis aus Sicherungszusammenhängen durch		
Hedge Accounting	–1	–1
Fair-Value-Option von finanziellen Vermögenswerten	—	—
Ergebnis aus dem Leasinggeschäft	**52**	**47**
Insgesamt	**1 506**	**1 404**

Zinsspannen:

in %	31.3.2006	31.3.2005
Auf Basis der durchschnittlichen Risikoaktiva (KWG)[1]	3,01	2,75
Auf Basis des durchschnittlichen Geschäftsvolumens	1,53	1,48

[1] Bezogen auf bilanzielle Geschäfte.

3 Kreditrisikovorsorge

in Mio €	1.1.–31.3. 2006	1.1.–31.3. 2005
Zuführungen	632	566
Wertberichtigungen auf Forderungen	603	541
Rückstellungen im Kreditgeschäft	29	25
Auflösungen	– 273	– 227
Wertberichtigungen auf Forderungen	– 249	– 214
Rückstellungen im Kreditgeschäft	– 24	– 13
Eingänge auf abgeschriebene Forderungen	– 29	– 16
Insgesamt	**330**	**323**

Die Kreditrisikovorsorge wird im Zwischenbericht anteilig auf der Basis des voraussichtlichen Jahresbedarfs ermittelt.

4 Provisionsüberschuss

in Mio €	1.1.–31.3. 2006	1.1.–31.3. 2005
Wertpapier- und Depotgeschäft	418	310
Außenhandelsgeschäft/Zahlungsverkehr	315	262
Kreditgeschäft	154	122
Vermittlung von fremden Produkten	43	26
Sonstiges Dienstleistungsgeschäft	42	37
Insgesamt	**972**	**757**

5 Handelsergebnis

in Mio €	1.1.–31.3. 2006	1.1.–31.3. 2005
Kursbezogene Geschäfte	240	90
Zins- und währungsbezogene Geschäfte	268	232
Insgesamt	**508**	**322**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 218 Mio € sowie Refinanzierungskosten für die Handelsinstrumente in Höhe von 130 Mio € enthalten.

6 Verwaltungsaufwand

in Mio €	1.1.–31.3. 2006	1.1.–31.3. 2005
Personalaufwand	976	894
Andere Verwaltungsaufwendungen	577	539
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	138	167
Insgesamt	**1 691**	**1 600**

7 Saldo sonstige betriebliche Erträge/Aufwendungen

in Mio €	1.1.–31.3. 2006	1.1.–31.3. 2005
Sonstige betriebliche Erträge	69	48
Sonstige betriebliche Aufwendungen	58	80
Saldo sonstige betriebliche Erträge/Aufwendungen	**11**	**–32**

8 Saldo übrige Erträge/Aufwendungen

in Mio €	1.1.–31.3. 2006	1.1.–31.3. 2005
Übrige Erträge	**—**	**—**
Übrige Aufwendungen	**4**	**37**
darunter:		
Sonstige Steuern	2	2
Verlustübernahmen	2	35
Saldo übrige Erträge/Aufwendungen	**–4**	**–37**

9 Ergebnis je Aktie

	1.1.–31.3. 2006	1.1.–31.3. 2005
Gewinn/Verlust ohne Fremdanteile in Mio €	651	336
Durchschnittliche Anzahl der Aktien	750 699 140	750 699 140
Ergebnis je Aktie in €	**0,87**	**0,45**

10

Handelsaktiva

in Mio €	31.3.2006	31.12.2005
Schuldverschreibungen und andere festverzinsliche Wertpapiere	41 588	41 838
Aktien und andere nicht festverzinsliche Wertpapiere	13 412	11 663
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	37 431	44 371
Sonstige Handelsbestände	6 183	5 647
Insgesamt	**98 614**	**103 519**

11

Forderungen an Kreditinstitute nach Fristen

in Mio €	31.3.2006	31.12.2005
Täglich fällig	20 984	13 459
Befristet	51 503	43 770
Insgesamt	**72 487**	**57 229**

12

Forderungen an Kunden nach Fristen

in Mio €	31.3.2006	31.12.2005
Unbestimmte Laufzeiten	25 648	23 423
Befristet mit Restlaufzeit	245 423	251 220
bis 3 Monate	33 139	35 679
über 3 Monate bis 1 Jahr	17 858	18 774
über 1 Jahr bis 5 Jahre	55 666	55 602
über 5 Jahre	138 760	141 165
Insgesamt	**271 071**	**274 643**

13

Kreditvolumen

Aufteilung nach Inhalten:

in Mio €	31.3.2006	31.12.2005
Kredite und Darlehen an Kreditinstitute	23 254	22 495
Kredite und Darlehen an Kunden	267 239	270 611
Eventualverbindlichkeiten	39 799	39 513
Insgesamt	**330 292**	**332 619**

14

Wertberichtigungen auf Forderungen

Bestandsentwicklung:

in Mio €	2006	2005
Bestand zum 1.1.	**12 511**	**13 404**
Erfolgswirksame Veränderungen		
Bruttozuführungen	+ 603	+ 541
Auflösungen	– 249	– 214
Erfolgsneutrale Veränderungen		
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	– 301	+ 4
Inanspruchnahme von bestehenden Wertberichtigungen	– 346	– 155
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	– 80	+ 17
Bestand zum 31.3.	**12 138**	**13 597**

15
Finanzanlagen

in Mio €	31.3.2006	31.12.2005
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	7 158	8 017
AfS-Finanzanlagen	14 096	14 697
Anteile an verbundenen nicht konsolidierten Unternehmen	1 033	1 149
Beteiligungen	1 850	1 693
Schuldverschreibungen und andere festverzinsliche Wertpapiere	6 748	7 491
Aktien und andere nicht festverzinsliche Wertpapiere	4 465	4 364
Fair-Value-Option-Finanzanlagen	21 042	21 136
Schuldverschreibungen und andere festverzinsliche Wertpapiere	19 071	19 134
Aktien und andere nicht festverzinsliche Wertpapiere	1 971	2 002
At-Equity bewertete Unternehmen	1 059	1 036
darunter:		
Geschäfts- oder Firmenwerte	83	83
Als Finanzinvestition gehaltene Grundstücke und Gebäude	1 192	533
Insgesamt	**44 547**	**45 419**

16
Zur Veräußerung gehaltene Vermögensgruppe

Die Vermögenswerte der zur Veräußerung gehaltenen HVB Splitska banka gliedern sich wie folgt auf:

in Mio €	2006
Barreserve	686
Handelsaktiva	221
Forderungen an Kreditinstitute	161
Forderungen an Kunden	2 018
Wertberichtigungen auf Forderungen	– 56
Finanzanlagen	239
Sachanlagen	31
Immaterielle Vermögenswerte	66
Ertragsteueransprüche	7
Sonstige Aktiva	19
Summe der Aktiva	**3 392**

17
Verbindlichkeiten gegenüber Kreditinstituten nach Fristen

in Mio €	31.3.2006	31.12.2005
Täglich fällig	17 136	16 394
Befristet	97 991	97 345
Insgesamt	**115 127**	**113 739**

18
Verbindlichkeiten gegenüber Kunden nach Fristen

in Mio €	31.3.2006	31.12.2005
Spareinlagen und Einlagen aus dem Bauspargeschäft	35 983	36 711
Andere Verbindlichkeiten	123 796	121 710
Täglich fällig	66 507	65 303
Befristet	57 289	56 407
Insgesamt	**159 779**	**158 421**

19
Verbriefte Verbindlichkeiten nach Fristen

in Mio €	31.3.2006	31.12.2005
Befristet mit Restlaufzeit		
bis 3 Monate	15 541	14 487
über 3 Monate bis 1 Jahr	17 572	19 683
über 1 Jahr bis 5 Jahre	45 882	42 956
über 5 Jahre	30 181	28 856
Insgesamt	**109 176**	**105 982**

20
Rückstellungen

in Mio €	31.3.2006	31.12.2005
Rückstellungen für Pensionen		
und ähnliche Verpflichtungen	3 871	3 905
Restrukturierungsrückstellungen	546	564
Rückstellungen im		
Kreditgeschäft	531	482
Sonstige Rückstellungen	1 033	721
Insgesamt	**5 981**	**5 672**

21
Nachrangkapital

in Mio €	31.3.2006	31.12.2005
Nachrangige Verbindlichkeiten	11 726	11 990
Genussrechtskapital	1 797	1 830
Hybride Kapitalinstrumente	3 746	3 792
Insgesamt	**17 269**	**17 612**

22
Zur Veräußerung gehaltene Verbindlichkeiten

Die Verbindlichkeiten der zur Veräußerung gehaltenen HVB Splitska banka (vgl. hierzu Note 16 »Zur Veräußerung gehaltene Vermögensgruppe«) gliedern sich wie folgt auf:

in Mio €	2006
Verbindlichkeiten gegenüber Kreditinstituten	561
Verbindlichkeiten gegenüber Kunden	1 351
Handelspassiva	7
Rückstellungen	22
Ertragsteuerverpflichtungen	4
Sonstige Passiva	57
Summe der Verbindlichkeiten	**2 002**

23
Eigene Aktien

Die Möglichkeit des Erwerbs eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch die Hauptversammlungsbeschlüsse der HVB AG vom 29. April 2004 und 12. Mai 2005 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 1 660 704 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 1 176 157 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 27,06 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 27,03 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 5 Mio € bzw. 0,2% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 155 694 Stück Aktien, das entspricht einem Betrag von 0,5 Mio € bzw. 0,02% des Grundkapitals.

Am 31. März 2006 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71 e Abs. 1 Satz 2 AktG insgesamt 165 861 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,5 Mio € bzw. einem Anteil von 0,02% des Grundkapitals.

24

Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	31.3.2006	31.12.2005
Eventualverbindlichkeiten	39813	39534
darunter:		
aus Bürgschaften und Gewährleistungsverträgen	39799	39513
Andere Verpflichtungen	67221	61058
darunter:		
unwiderrufliche Kreditzusagen	53153	52341
Insgesamt	**107034**	**100592**

Termingeschäfte (Derivative Geschäfte)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich zum 31. März 2006 ein maximales Kontrahentenrisiko (ohne Add-On) in Höhe von 40,3 Mrd € (31. Dezember 2005: 47,5 Mrd €). Entsprechend dem bankaufsichtsrechtlichen Grundsatz I – unter Berücksichtigung von bestehenden Netting-Vereinbarungen sowie erhaltenen Sicherheiten – errechnen sich daraus Kreditäquivalente (Kontrahentenrisiko inkl. Add-On) in Höhe von 19,5 Mrd € (31. Dezember 2005: 19,5 Mrd €); nach Bonitätsgewichtung verbleiben 5,4 Mrd € (31. Dezember 2005: 5,4 Mrd €).

in Mio €	Nominalvolumen		Positive Marktwerte		Negative Marktwerte	
	31.3.2006	31.12.2005	31.3.2006	31.12.2005	31.3.2006	31.12.2005
Zinsbezogene Geschäfte	2013793	1952534	29080	37310	30185	37668
Währungsbezogene Geschäfte	353339	323298	3872	4542	3980	4949
Aktien-/indexbezogene Geschäfte	224634	197605	6074	4699	6729	5434
Kreditderivate	172328	139688	1195	903	2125	1743
Sonstige Geschäfte	3202	2290	245	117	252	122
Insgesamt	**2767296**	**2615415**	**40466**	**47571**	**43271**	**49916**

25

Marktrisikopotenzial der Handelsaktivitäten

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des sog. »Value-at-Risk« (zur Berechnungsmethode: vgl. HVB Group Geschäftsbericht 2005, Seite 78 f.).

Value-at-Risk[1]:

in Mio €	31.3.2006	31.12.2005
Zinsbezogene Geschäfte (inkl. Credit-Spread-Risiken)	29	23
Währungsbezogene Geschäfte	11	9
Aktien-/indexbezogene Geschäfte	10	14
Diversifikationseffekt	– 20	– 17
Insgesamt	**30**	**29**

[1] Auf Grund des Diversifikationseffektes zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

GREMIEN

Mitglieder des Aufsichtsrats

Alessandro Profumo
Vorsitzender

Peter König
stellv. Vorsitzender

Dr. Lothar Meyer
stellv. Vorsitzender

Aldo Bulgarelli

Beate Dura-Kempf
seit 9. 3. 2006

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Anton Hofer

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Herbert Munker
bis 8. 3. 2006

Roberto Nicastro

Vittorio Ogliengo

Carlo Salvatori

Prof. Dr. Dr. h. c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Mitglieder des Vorstands

Johann Berger
Divisionen Firmenkunden, Kommerzielles Immobiliengeschäft, Österreich & Zentral- und Osteuropa

Willibald Cernko
Division Privat- und Geschäftskunden, seit 23. 2. 2006

Jan-Christian Dreesen
Division Privat- und Geschäftskunden, bis 9. 2. 2006

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr. Stefan Schmittmann (stellv.)
Division Firmenkunden

Ronald Seilheimer
Division Investmentbanking

Matthias Sohler
Chief Operating Officer (COO)

Dr. Wolfgang Sprißler
Sprecher des Vorstands

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Division Wealth Management

QUARTALSÜBERSICHT

	1. Quartal 2006	4. Quartal 2005 (bereinigt)[1]	4. Quartal 2005	3. Quartal 2005	2. Quartal 2005	1. Quartal 2005
Erfolgszahlen in Mio €						
Zinsüberschuss	1 506	1 520	1 520	1 468	1 493	1 404
Kreditrisikovorsorge	330	390	537	327	326	323
Zinsüberschuss nach Kreditrisikovorsorge	1 176	1 130	983	1 141	1 167	1 081
Provisionsüberschuss	972	859	859	860	764	757
Handelsergebnis	508	225	225	278	101	322
Verwaltungsaufwand	1 691	1 736	1 736	1 623	1 623	1 600
Saldo sonstige betriebliche Erträge/Aufwendungen	11	-133	-133	20	2	-32
Betriebsergebnis	**976**	**345**	**198**	**676**	**411**	**528**
Finanzanlageergebnis	109	193	193	23	31	74
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—	—	—	—
Aufwendungen für Restrukturierungen	—	—	486	60	—	—
Saldo übrige Erträge/Aufwendungen	-4	-180	-180	-36	-36	-37
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**1 081**	**358**	**-275**	**603**	**406**	**565**
Ertragsteuern	283	6	-119	114	107	160
Ergebnis nach Steuern	**798**	**352**	**-156**	**489**	**299**	**405**
Fremdanteile am Ergebnis	-147	-114	-92	-165	-69	-69
Gewinn/Verlust	**651**	**238**	**-248**	**324**	**230**	**336**
Ergebnis je Aktie in €	0,87	0,32	-0,33	0,44	0,30	0,45

[1] Bereinigt um Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge.

	31. März 2006	31. Dez. 2005 (bereinigt)[1]	31. Dez. 2005	30. Sept. 2005	30. Juni 2005	31. März 2005
Kennzahlen in %						
Eigenkapitalrentabilität nach Steuern	22,8	10,2[2]	5,6[2]	10,4[2]	9,9[2]	11,8[2]
Cost-Income-Ratio (gemessen an den operativen Erträgen)	56,4	66,4	66,4	65,2	67,0	65,3
Bilanzzahlen in Mrd €						
Bilanzsumme	498,2		493,7[2]	495,9[2]	492,9[2]	470,0[2]
Kreditvolumen	330,3		332,6	334,1	333,3	326,2
Bilanzielles Eigenkapital	16,3		15,4[2]	16,0[2]	15,1[2]	14,3[2]
Bankaufsichtsrechtliche Kennzahlen nach KWG						
Kernkapital in Mrd €	17,1		17,1	16,1	16,1	16,1
Eigenmittel in Mrd €	25,6		26,0	26,0	25,8	25,6
Risikoaktiva in Mrd €	231,7		232,5	237,5	233,0	230,0
Kernkapitalquote in %	7,4		7,3	6,8	6,9	7,0
Eigenmittelquote in %	10,5		10,6	9,6	9,8	9,9
Aktie						
Börsenkurs in €	27,24		25,61	23,44	21,51	18,87
Börsenkapitalisierung in Mrd €	20,4		19,2	17,6	16,1	14,2
Mitarbeiter	62 696		61 251	60 923	59 294	57 347
Geschäftsstellen	2 461		2 316	2 263	2 190	2 085

[1] Bereinigt um Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge.

[2] Angepasste Vorjahreswerte bezüglich Anwendung des geänderten IAS 19 (siehe auch Kapitel »Sonstige Angaben«, Absatz IFRS-Grundlagen).

FINANZKALENDER

Termine 2006

Hauptversammlung	23. Mai 2006
ICM Internationales Congress Center München	
Messegelände München-Riem, 81823 München	
Zwischenbericht zum 31. März 2006	Erscheinungstermin: 11. Mai 2006
Zwischenbericht zum 30. Juni 2006	Erscheinungstermin: 4. August 2006
Zwischenbericht zum 30. September 2006	Erscheinungstermin: 14. November 2006

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Veröffentlichungen für unsere Aktionäre

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Nachhaltigkeitsbericht

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Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

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HVB Group
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Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
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80311 München
www.hvb.com
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Druckfreigabe: 11. 5. 2006
Auslieferung: 16. 5. 2006

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